SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 29, 2014

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange releases dated April 29, 2014:

Nokia appoints Rajeev Suri as President and CEO and announces new strategy, program to optimize capital structure, and leadership team

Nokia Corporation Interim Report for Q1 2014

Nokia Board of Directors convenes Annual General Meeting 2014; Ordinary dividend of EUR 0.11 per share and special dividend of EUR 0.26 proposed for 2013

STOCK EXCHANGE RELEASE

April 29, 2014

Nokia appoints Rajeev Suri as President and CEO and announces new strategy, program to optimize capital structure, and leadership team

Nokia Corporation
Stock exchange release
April 29, 2014 at 06:00 (CET+1)

Espoo, Finland — Having completed the sale of substantially all of its Devices & Services business to Microsoft on April 25, 2014, Nokia today announced the following:

•                  The appointment of Rajeev Suri as President and Chief Executive Officer, effective May 1, 2014;

•                  A vision to be a leader in technologies important in a connected world;

•                  A strategy to realize that vision by building on Nokia’s three strong businesses in networks, location and technologies;

•                  Plans for a EUR 5 billion program to optimize its capital structure, including the Nokia Board’s proposal to the Annual General Meeting 2014 for the dividend and for an authorization for the Board to repurchase shares; and

•                  A new governance structure and the appointment of a new leadership team, effective May 1, 2014.

New President and CEO

Nokia Board of Directors has appointed Rajeev Suri as President and CEO of Nokia Corporation, effective May 1, 2014. Suri joined Nokia in 1995 and has held a wide range of leadership positions in the company. Since October of 2009, he has served

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as CEO of NSN, the former joint venture between Nokia and Siemens that is now fully owned by Nokia. During his tenure as CEO, that business went through a radical transformation to become one of the leaders in the telecommunications infrastructure industry.

“As Nokia opens this new chapter, the Nokia Board and I are confident that Rajeev is the right person to lead the company forward,” said Risto Siilasmaa, Chairman of the Nokia Board of Directors. “He has a proven ability to create strategic clarity, drive innovation and growth, ensure disciplined execution, and deliver results. We believe that his passion for technology will help ensure that Nokia continues to deliver innovations that have a positive impact on people’s lives.”

Siilasmaa, who has also been serving as an interim CEO, will return to focusing exclusively on his role as Chairman of Nokia’s Board of Directors as of May 1, 2014.

“I am honored to have been asked to take this role, and excited about the possibilities that lie in our future,” said Rajeev Suri. “Nokia, with its deep experience in connecting people and its three strong businesses, is well-positioned to tap new opportunities during this time of technological change. I look forward to working with the entire Nokia team as we embark on this exciting journey.”

Long-term leadership targeted in three key areas

Nokia believes that over the next 10 years billions of connected devices will converge into intelligent and programmable systems that will have the potential to improve lives in a vast number of areas: time and availability, transportation and resource consumption, learning and work, health and wellness, and many more.

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This new world of technology will require 1) connectivity capable of handling massive numbers of devices and exponential increases in data traffic; 2) location services that seamlessly bridge between the real and virtual worlds; and 3) innovation, including in sensing, radio and low power technologies. Nokia’s vision is to be a leader over the long term in these three areas.

“The world of technology is on the verge of a change that we believe will be as profound as the creation of the internet” said Rajeev Suri. “With our three strong businesses — Networks, HERE and Technologies — and position as one of the world’s largest software companies, we are well placed to meet our goal to be a leader in the technologies for a world where everybody and everything is connected.”

Nokia strategy

“Nokia’s strategy is to develop its three businesses in order to realize its vision of being a technology leader in a connected world and, in turn, create long-term shareholder value,” said Rajeev Suri. “Our goal is to optimize the company so that each business is best enabled to meet its goals. Where it makes sense to do so, we will pursue shared opportunities between the businesses, but not at the expense of focus and discipline in each.”

Nokia will target the creation of long-term shareholder value by focusing on the following three areas:

1)             Through its Networks business (formerly Nokia Solutions and Networks, or NSN), Nokia will invest in the innovative products and services needed by telecoms operators to manage the increase in wireless data traffic which is more than doubling every year. Future investment will focus on further

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building on our strong position in mobile broadband and related services, and strengthening our leadership position in next-generation network technologies.

Today, the Networks business serves more than 90 of the world’s 100 largest operators, is a leader in the large and dynamic mobile broadband market, and is ranked third in estimated global market share in mobile radio and second in telecommunication services. An early leader in virtualization and cloud technologies, Networks conducted trials and pre-commercial live projects with more than 50 customers in 2013.

“Customers of our Networks business can have confidence that we will continue to make the investments necessary to deliver the innovation needed to help them build even stronger businesses,” said Rajeev Suri.

2)             Through its HERE business, Nokia will invest to further develop its location cloud to make it the leading source of location intelligence and experiences across many different operating systems, platforms and screens. Given that location is an essential element of a connected world, we will target our investment in three areas: 1) technology for smart, connected cars; 2) cloud-based services for personal mobility and location intelligence, including for the growing segment of wearables and special purpose devices; and 3) location-based analytics for better business decisions.

Today, HERE is the leading global provider of map content, powering four out of five in-car navigation systems. Its location platform is used by leading internet companies such as Amazon, Microsoft and Yahoo. “Our view is that

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only one other company has location services that come close to the depth and breadth of those from HERE — and HERE has the advantage of being independent from any operating system or single business model,” said Rajeev Suri.

3)             Through its Technologies business, Nokia will invest in the further development of its industry-leading innovation portfolio. This will include 1) expanding our successful intellectual property licensing program; 2) helping other companies and organizations benefit from our breakthrough innovations through technology licensing; and 3) exploring new technologies for use in potential future products and services.

The Technologies team includes hundreds of world-class scientists and engineers who have driven more than half of Nokia’s recent patent filings and many of whom are recognized as leading experts in fields that are essential for enabling the future connected world.  These areas include low-power connected smart multi-sensor systems, distributed sensing, and intelligent interplay between various types of radio technologies.

“Nokia’s industry leading intellectual property has the potential to create significant value for our licensees and our shareholders,” said Rajeev Suri. “With the strength of our Technologies team and continuing investment in advanced research and development, we can also drive new opportunities for Nokia in both business-to-business and consumer markets.”

Nokia’s continuing businesses invested more than EUR 2.5 billion in research and development in 2013. We believe that the company has a strong financial position

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and the capacity to continue to make the investments necessary to remain an innovation leader in the three segments in which it competes.

Planned EUR 5 billion capital structure optimization program

As a result of the closing of the transaction between Nokia and Microsoft, Nokia’s financial position and earnings profile have both improved significantly. Furthermore, Nokia’s Board of Directors has conducted a thorough analysis of Nokia’s potential capital structure requirements. Based on this analysis, the Nokia Board is confident that Nokia has the financial strength and flexibility to sustain the long-term investments necessary to ensure industry leadership in the future.

To improve the efficiency of Nokia’s capital structure, the Nokia Board is today announcing plans for a EUR 5 billion capital structure optimization program which focuses on recommencing ordinary dividends, distributing deemed excess capital to shareholders, and reducing interest bearing debt. This comprehensive program consists of the following components:

•                  Recommencement of ordinary dividend payments, with at least EUR 800 million of ordinary dividends in total planned for 2013 and 2014, as follows:

•                  An ordinary dividend for 2013 of EUR 0.11 per share (approximately EUR 400 million), subject to shareholder approval in 2014; and

•                  A planned ordinary dividend for 2014 of at least EUR 0.11 per share (at least approximately EUR 400 million), subject to shareholder approval in 2015;

•                  A special dividend of EUR 0.26 per share, subject to shareholder approval in 2014 (approximately EUR 1 billion);

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•                  A EUR 1.25 billion share repurchase program, subject to the authorization to the Board by the shareholders in 2014; and

•                  Debt reduction of approximately EUR 2 billion by the end of the second quarter 2016.

“We are committed to effective deployment of capital to drive future value creation,” said Timo Ihamuotila, who is currently Nokia’s Chief Financial Officer and who has been appointed to serve as the Group Chief Financial Officer as of May 1, 2014. “We believe our planned comprehensive EUR 5 billion capital structure optimization program enables Nokia to make quick and orderly progress towards a more efficient capital structure, and is aligned with the long-term interests of our customers and shareholders. Together with our continued focus on solid business execution, these capital structure enhancements support our longer-term target to return to an investment grade credit rating, which would further affirm our long-term competitive strength and support our strategic objectives.”

Ordinary Dividends — at least EUR 800 million in total for 2013 and 2014

As part of the overall capital structure optimization program, Nokia Board of Directors proposes to the Annual General Meeting, scheduled to take place on June 17, 2014 (Annual General Meeting 2014), the recommencement of ordinary dividend payments to shareholders. The Nokia Board proposes to the Annual General Meeting 2014 that a dividend of EUR 0.11 per share be paid with respect to the year 2013, which equals approximately half of Nokia’s non-IFRS earnings from continuing operations in 2013. This ordinary dividend for 2013 is expected to be paid on or about July 3, 2014.

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Furthermore, the Nokia Board plans to propose an ordinary dividend of at least EUR 0.11 per share with respect to the year 2014 to the Annual General Meeting convening in spring 2015.

Special Dividend and Share Repurchase Program — EUR 2.25 billion in total

The Nokia Board of Directors proposes to the Annual General Meeting 2014 a special dividend of EUR 0.26 per share (approximately EUR 1 billion). The special dividend is expected to be paid on or about July 3, 2014.

The Nokia Board also proposes a share repurchase authorization to facilitate the EUR 1.25 billion of planned share repurchases over two years. The Nokia Board proposes that the Annual General Meeting 2014 authorize the Board to resolve to repurchase a maximum of 370 million Nokia shares, which corresponds to less than 10% of Nokia shares outstanding. The term of the repurchase authorization is for the maximum of 18 months under Finnish regulations, and is expected to be re-proposed by the Nokia Board at the Annual General Meeting 2015. The repurchased shares are expected to be cancelled. The shares may be repurchased in the open market, in privately negotiated transactions, through the use of derivative instruments, or through a tender offer made to all shareholders on equal terms. The share repurchase authorization would be effective until December 17, 2015 and terminate the current authorization granted by the Annual General Meeting on May 7, 2013. The Nokia Board plans to commence the repurchases following the publication of the Company’s interim report for the second quarter of 2014.

Debt reduction program — EUR 2 billion in total

In addition, Nokia plans to reduce interest bearing debt by approximately EUR 2 billion by the end of the second quarter 2016. Once complete, the debt reduction is

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expected to result in annual run rate savings of at least EUR 100 million related to recurring interest costs. Furthermore, lowering our gross debt level is aligned with our target to return to being an investment grade company. Nokia intends to reduce interest bearing debt by utilizing applicable maturity dates, call dates, or other terms allowing early redemption or retirement of debt or by making offers to repurchase debt in the open market.

Nokia ended the first quarter 2014 with a strong balance sheet and solid cash position with gross cash of EUR 6.9 billion and net cash of EUR 2.1 billion compared to EUR 9.0 billion and EUR 2.3 billion, respectively, at the end of the fourth quarter 2013. The sequential decline in Nokia’s gross cash was primarily due to repayment of certain debt facilities totalling approximately EUR 1.8 billion during the first quarter 2014. If the transaction to sell Microsoft substantially all of our Devices & Services business would have closed before the end of the first quarter 2014, Nokia would have ended the quarter with gross cash of approximately EUR 10.5 billion and net cash of approximately EUR 7.1 billion.

Clear operational governance and structure; strong leadership team

Nokia will adopt a simple and clear operational governance model, designed to facilitate innovation and growth. As of May 1, 2014, all three businesses will report to the Nokia President and CEO, who has full accountability for the performance of the company. HERE and Technologies each will have a single leader reporting to the President and CEO. To ensure efficiency and simplicity, the Nokia President and CEO will assume direct control of the Networks business and key Networks leaders will report to him.

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The primary operative decision-making body for the company will be the Nokia Group Leadership Team, which will be responsible for Group level matters, including the company strategy and overall business portfolio. Effective May 1 2014, the Nokia Group Leadership Team will replace the current Nokia Leadership Team, and the President and CEO will chair the Group Leadership Team, which will consist of the following members:

•                  Rajeev Suri as President and CEO of Nokia.

•                  Timo Ihamuotila as Executive Vice President and Group Chief Financial Officer.

•                  Michael Halbherr as CEO of HERE.

•                  Henry Tirri as Executive Vice President, and acting Head of Technologies.

•                  Samih Elhage as Executive Vice President and Chief Financial and Operating Officer of Networks.

The current Nokia Leadership Team will be disbanded. On April 25, 2014, Stephen Elop, Jo Harlow, Juha Putkiranta, Timo Toikkanen, and Chris Weber stepped down from the Nokia Leadership Team and transferred to Microsoft. In addition, Louise Pentland, Juha Äkräs and Kai Öistämö will step down from the Nokia Leadership Team effective May 1, 2014 and leave the company to pursue opportunities outside of Nokia. Pentland, Äkräs and Öistämö will continue to serve Nokia in an advisory role during a transition period. Of the current Nokia Leadership Team members, Timo Ihamuotila, Michael Halbherr and Henry Tirri will continue as members of the Group Leadership Team, as mentioned above.

With these leaders leaving the company, Nokia announces the appointment of Hans-Jürgen Bill as Executive Vice President of Human Resources, Barry French as

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Executive Vice President of Marketing and Corporate Affairs, and Maria Varsellona as Executive Vice President and Chief Legal Officer, effective May 1, 2014.

“Nokia has a strong and proven team of leaders,” said Rajeev Suri. “We intend to move fast to further refine our execution plan, build the right company culture, and institute the necessary operational governance and performance management systems.”

Effective May 1, the interim governance structure of Nokia will cease to exist.  Risto Siilasmaa, who has been serving as an interim CEO since September 3, 2013, will focus exclusively on his role as the Chairman of the Nokia Board of Directors. In addition, Timo Ihamuotila will step down from the interim President position.

Consistent with the planned structural changes announced today, Networks (formerly Nokia Solutions and Networks, or NSN) and Technologies will operate under the Nokia brand. HERE will retain its distinct identity within the Nokia family and, where appropriate, will be identified as “A Nokia Company”. The NSN name will no longer be used after a short phase-out period.  For financial reporting purposes, Nokia will have four reportable segments: Mobile Broadband and Global Services within Networks, HERE, and Technologies.

More information on the Nokia Leaders is available at: http://company.nokia.com.

Press conference

Nokia is to hold a press conference today at its Karaportti campus in Espoo, Finland. The event is open to representatives of the media.

Time: 10:30-11:30 (CET+1). Registration opens at 10:00.

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Place: Karakaari 7, Espoo 02610. http://her.is/UWyd6

For others wishing to view the press conference, we will be live-streaming the event at the following link: http://sites.media-server.com/mmc-custom-portals/nokia/2014-04-29_press-conference/index.php?p=wnkrw6rc

Analyst conference call

Nokia is to hold a conference call for equity analysts today at 15:00 (CET+1). A webcast of the conference call will be available at http://company.nokia.com/financials. Media representatives wishing to listen in may call +1 706 634 5012, conference ID 30453654.

FORWARD LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s new strategy; B) expectations, plans or benefits related to future performance of Nokia’s continuing businesses Networks, HERE and Technologies; C) expectations, plans or benefits related to changes in leadership and operational structure; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) the timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, cost savings and competitiveness as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability

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to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction announced on September 3, 2013 where Nokia sold substantially all of Nokia’s Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”); K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our new strategy successfully and in a timely manner, and our ability to successfully adjust our operations; 2) our ability to sustain or improve the operational and financial performance of our continuing businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, establish a successful location-based platform and extend our location-based services across devices and operating systems; 8) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 9) our dependence on the development of the mobile and communications industry in numerous

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diverse markets, as well as on general economic conditions globally and regionally; 10) our Networks business’ dependence on a limited number of customers and large, multi-year contracts; 11) our ability to retain, motivate, develop and recruit appropriately skilled employees; 12) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 13) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 14) potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable to us; 15) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 16) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 17) management of Networks’ customer financing exposure; 18) the performance of the parties we partner and collaborate with, and our ability to achieve successful collaboration or partnering arrangements; 19) our ability to protect the technologies, which we develop, license, use or intend to use from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 20) the impact of regulatory, political or other developments on our operations and sales in those various countries or regions where we do business; 21) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 22) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 23) the impact of unfavorable outcome of litigation, contract related disputes or allegations of health hazards associated with our business, as well as the risk factors specified in the most recent Nokia’s annual report on

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Form 20-F in under Item 3D. “Risk Factors”. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

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INTERIM REPORT

Nokia Corporation	April 29, 2014 at 08.00 (CET +1)

Nokia Corporation Interim Report for Q1 2014

FINANCIAL AND OPERATING HIGHLIGHTS

First quarter 2014 highlights for continuing operations*:

Nokia’s non-IFRS diluted EPS in Q1 2014 of EUR 0.04 (0.01 in Q1 2013); reported diluted EPS of EUR 0.03
(-0.03 in Q1 2013)

Nokia’s net sales in Q1 2014 were EUR 2.7 billion, down 15% compared to Q1 2013.

•                  In Q1 2014, underlying operating profitability for Nokia’s continuing operations increased to EUR 304 million, or 11.4% of net sales, compared to EUR 254 million, or 8.1% of net sales, in Q1 2013.

•                  Networks achieved solid underlying operating profitability, with Q1 2014 non-IFRS operating profit of EUR 216 million, or 9.3% of net sales, compared to EUR 196 million, or 7.0%, in Q1 2013. This was primarily due to a higher gross margin which benefitted from a higher proportion of software sales, significant efficiency improvements in Global Services and a higher proportion of Mobile Broadband sales.

•                  HERE’s external net sales were EUR 185 million, an increase of 13% year-on-year, driven by strong sales to vehicle customers.

•                  Technologies entered in to an agreement with HTC, validating Nokia’s implementation patents and enabling Technologies to focus on further licensing opportunities.

*See note 4 to our Summary Financial Information table below concerning our current operational and reporting structure

Balance sheet highlights:

•                  Nokia Group ended Q1 2014 with a strong balance sheet and solid cash position with gross cash of EUR 6.9 billion and net cash of EUR 2.1 billion compared to EUR 9.0 billion and EUR 2.3 billion, respectively, at the end of Q4 2013. The sequential decline in Nokia’s gross cash was primarily due to repayment of certain debt facilities totalling approximately EUR 1.8 billion during the first quarter 2014.

•                  If the transaction to sell to Microsoft substantially all of our Devices & Services business would have closed before the end of the first quarter 2014, Nokia would have ended the quarter with gross cash of approximately EUR 10.5 billion and net cash of approximately EUR 7.1 billion.

Risto Siilasmaa, Nokia Chairman, commented on the company’s progress:

With the closing of our transaction with Microsoft, Nokia begins a new era. We are confident in our future. Nokia’s vision is to be a leader in technologies which will be important in a world of billions of intelligent connected devices. With our strategic direction now set, our highly talented teams can focus fully on realizing our vision by building on Nokia’s three strong businesses — Networks, HERE, and Technologies. In all three businesses, Nokia has a solid foundation and we continue to see attractive opportunities to invest in growth. Additionally, we will focus on managing our capital effectively, and we have announced a comprehensive EUR 5 billion program to optimize our capital structure.

In the first quarter of 2014, all three of our businesses delivered solid performance. In particular, we were pleased by the continued strength of Networks’ underlying operating profitability. Under the leadership of Rajeev Suri, Networks has become an innovation leader, with tremendously improved strategic focus and financial results. I believe Rajeev is the right person to lead Nokia forward, and that his passion for technology will help ensure that Nokia continues to deliver technologies that have a positive impact on people’s lives.

SUMMARY FINANCIAL INFORMATION

	Reported and Non-IFRS first quarter 2014 results(1-4)
EUR million	Q1/14	Q1/13	YoY Change	Q4/13	QoQ Change

Continuing Operations
Net sales	2 664	3 140	-15%	3 476	-23%
Gross margin % (non-IFRS)	45.7%	39.3%		42.5%
Operating expenses (non-IFRS)	- 925	-1 004	-8%	-1 018	-9%
Operating profit (non-IFRS)	304	254	20%	409	-26%
Non-IFRS exclusions	62	283		134
Operating profit	242	- 30		274	-12%
EPS, EUR diluted (non-IFRS)	0.04	0.01	300%	0.08	-50%
EPS, EUR diluted (reported)	0.03	-0.03		0.05	-40%
Net cash from operating activities(6)	198	498	-60%
Net cash and other liquid assets(5)	2 075	4 479	-54%	2 308	-10%

Networks
Net sales	2 328	2 804	-17%	3 105	-25%
Mobile Broadband net sales	1 250	1 244	0%	1 563	-20%
Global Services net sales	1 069	1 423	-25%	1 540	-31%
Gross margin % (non-IFRS)	39.6%	34.0%		37.6%
Operating profit (non-IFRS)	216	196	10%	349	-38%
Operating margin % (non-IFRS)	9.3%	7.0%		11.2%

HERE
Net sales	209	216	-3%	255	-18%
Gross margin % (non-IFRS)	77.5%	75.5%		75.6%
Operating profit (non-IFRS)	10	-5		25	-60%
Operating margin % (non-IFRS)	4.8%	-2.3%		9.8%

Technologies
Net sales	131	123	7%	121	8%
Gross margin % (non-IFRS)	98.5%	99.2%		98.4%
Operating profit (non-IFRS)	86	73	18%	81	6%
Operating margin % (non-IFRS)	65.6%	59.3%		66.9%

Discontinued Operations
Net sales	1 929	2 765	-30%	2 633	-27%
Operating profit (non-IFRS)	-306	-73		-191
Operating profit	-326	-120		-198
Operating margin % (non-IFRS)	-15.9%	-2.6%		-7.3%
Operating margin %	-16.9%	-4.3%		-7.5%
Net cash from operating activities(6)	-336	-292

Nokia Group (continuing and discontinued operations)
EPS, EUR diluted (non-IFRS)	-0.04	-0.02		0.03
EPS, EUR diluted (reported)	-0.06	-0.07		-0.01
Net cash from operating activities	-138	206		53
Net cash and other liquid assets(5)	2 075	4 479	-54%	2 308	-10%

Note 1 relating to results information and non-IFRS (also referred to as “underlying”) results: The results information in this report is unaudited. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (i) the formation of Networks (formerly NSN) and (ii) all business acquisitions completed after June 30, 2008. Nokia believes that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. See note 2 below for information about the exclusions from our non-IFRS results. More information, including a reconciliation of our Q1 2014 and Q1 2013 non-IFRS results to our reported results, can be found in our complete Q1 2014 report with tables on pages 19-23. A reconciliation of our Q4 2013 non-IFRS results to our reported results can be found in our complete Q4 interim report with tables on pages 21-22 and 35-40 published on January 23, 2014.

Note 2 relating to non-IFRS exclusions/special items for continuing operations:

Q1 2014 — EUR 62 million (net) consisting of:

•                  EUR 15 million restructuring charge and other associated items in Networks

•                  EUR 3 million restructuring charge in HERE

•                  EUR 9 million of transaction and other related costs in Corporate Common resulting from the sale of Devices & Services business to Microsoft

•                  EUR 3 million of transaction and other related costs in Technologies resulting from the sale of Devices & Services business to Microsoft

•                  EUR 6 million of transaction and other related costs in HERE resulting from the sale of Devices & Services business to Microsoft

•                  EUR 22 million of intangible asset and other purchase price accounting related items arising from the acquisition of Motorola Solutions’ networks assets

•                  EUR 3 million of intangible asset and other purchase price accounting related items arising from the acquisition of NAVTEQ

Q4 2013 — EUR 134 million (net) consisting of:

•                  EUR 95 million restructuring charge and other associated items in Networks.

•                  EUR 4 million restructuring charge in HERE

•                  EUR 22 million of transaction and other related costs resulting from the sale of Devices & Services business to Microsoft

•                  EUR 11 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of Motorola Solutions’ networks assets

•                  EUR 3 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

Q1 2013 — EUR 283 million (net) consisting of:

•                  EUR 129 million restructuring charge and other associated items in Networks, including EUR 53 million of net charges related to country and contract exits based on the strategy that focuses on key markets and product segments

•                  EUR 5 million restructuring charge in HERE

•                  EUR 64 million of intangible asset and other purchase price accounting related items arising from the formation of Networks (formerly Nokia Siemens Networks and Nokia Solutions and Networks) and the acquisition of Motorola Solutions’ networks assets

•                  EUR 87 million of intangible asset and other purchase price accounting related items arising from the acquisition of NAVTEQ

Note 3 relating to non-IFRS exclusions for discontinuing operations:

Q1 2014 — EUR 19 million (net) consisting of:

•                  EUR 19 million of transaction and other related costs resulting from the sale of Devices & Services business to Microsoft

Q4 2013 — EUR 7 million (net) consisting of:

•                  EUR 7 million of transaction and other related costs resulting from the sale of Devices & Services business to Microsoft

Q1 2013 — EUR 47 million (net) consisting of:

•                  EUR 72 million restructuring charge

•                  EUR 27 million gain on a cartel claim settlement

Note 4 relating to operational and reporting structure: We have three businesses: Networks, HERE, and Technologies, and four operating and reportable segments for financial reporting purposes: Mobile Broadband and Global Services within Networks, HERE, and Technologies. We also present certain segment data for discontinued operations. Below is a description of our four reportable segments. Mobile Broadband provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services.  Global Services provides mobile operators with a broad range of services, including network implementation, care, managed services, network planning and optimization as well as systems integration.  HERE focuses on the development of location intelligence, location-based services and local commerce. Technologies is built on Nokia’s Chief Technology Office and intellectual property rights and licensing activities. Networks also contains Networks Other, which includes net sales and related cost of sales and operating expenses of non-core businesses, as well as Optical Networks business until May 6, 2013, when its divestment was completed. It also includes restructuring and associated charges for Networks business. Additionally, as a result of the transaction announced on September 3, 2013 and closed on April 25, 2014 whereby Nokia sold substantially all of Nokia’s Devices & Services business to Microsoft (“Sale of the D&S Business”), we report certain separate information for Discontinued Operations. On August 7, 2013 Nokia completed the acquisition of Siemens’ stake in Nokia Siemens Networks, which was a joint venture between Nokia and Siemens and renamed the company Nokia Solutions and Networks, also referred to as NSN. NSN was consolidated by Nokia prior to this transaction. After the closing of the Sale of the D&S Business, NSN was renamed Networks. Beginning in the third quarter of 2013, Nokia has reported financial information for the two operating and reportable segments within Networks; Mobile Broadband and Global Services. Beginning in the fourth quarter of 2013, the Devices & Services business has been reported as Discontinued Operations. To reflect these changes, historical results information for past periods have been regrouped for historical comparative purposes. As is customary, certain judgments have been made when regrouping historical results information and allocating items in the regrouped results. When presenting financial information as at and related comparative information for previous periods, we generally refer to the names of the businesses and reportable segments as they are named currently. However, the terms “Networks” and “Nokia Solutions and Networks, or “NSN”, as well as “Technologies” and “Advanced Technologies” can be used interchangeably in this report.

Note 5 relating to Nokia net cash and other liquid assets: Calculated as total cash and other liquid assets less interest-bearing liabilities. For selected information on Nokia Group interest-bearing liabilities, please see the table on pages 35-36 of the complete Q1 2014 report with tables.

Note 6 relating to continuing and discontinuing operations net cash from operating activities: No comparative data available for Q4 2013. For the full year 2013 the net cash from operations was an inflow of EUR 1 133 million for continuing operations and an outflow of EUR 1 062 million for the discontinued operations.

NOKIA OUTLOOK

Continuing Operations

•                  Nokia continues to expect Networks’ non-IFRS operating margin for the full year 2014 to be towards the higher end of Networks’ targeted long term non-IFRS operating margin range of 5% to 10%. In addition, Nokia now expects Networks’ net sales to grow on a year-on-year basis in the second half of 2014. This outlook is based on Nokia’s expectations regarding a number of factors, including:

•                  competitive industry dynamics;

•                  product and regional mix;

•                  the timing of major new network deployments; and

•                  expected continued improvement under Networks’ transformation programs.

•                  Nokia expects software sales to comprise a lower proportion of Networks’ second quarter 2014 net sales compared to the first quarter 2014, which is expected to negatively affect Networks’ second quarter 2014 non-IFRS operating margin.

•                  During 2014, Nokia continues to expect HERE to invest to capture longer term transformational growth opportunities. This is expected to negatively affect HERE’s 2014 non-IFRS operating margin.

•                  Nokia continues to expect the Technologies annualized net sales run rate to expand to approximately EUR 600 million during 2014, now that Microsoft has become a more significant intellectual property licensee in conjunction with the sale of substantially all of our Devices & Services business.

•                  Nokia expects cash flow in the second quarter 2014 to be negatively affected by incentive-related cash outflows related to Networks’ strong business performance in 2013.

•                  On a non-IFRS basis, until a pattern of tax profitability is re-established in Finland, Nokia continues to expect to record approximately EUR 250 million of annualized tax expense for the continuing operations. This corresponds to the anticipated cash tax obligations for Networks, HERE and Technologies. After a pattern of tax profitability is re-established in Finland, Nokia expects to record tax expenses at a long term effective tax rate of approximately 25%, however Nokia’s cash tax obligations are expected to remain at approximately EUR 250 million annually until Nokia’s currently unrecognized Finnish deferred tax assets have been fully utilized. At the end of the first quarter Nokia had approximately EUR 2.4 billion of unrecognized Finnish deferred tax assets that would be available against approximately EUR 11.8 billion of taxable profits. Nokia expects to utilize approximately EUR 200 million of these unrecognized Finnish deferred tax assets against the expected gain on sale of our Devices & Services business to Microsoft, and thus have available EUR 2.2 billion of unrecognized Finnish deferred tax assets after the transaction that would be available against EUR 10.8 billion of taxable profits.

•                  Nokia continues to expect full year 2014 capital expenditures for continuing operations to be approximately EUR 200 million, primarily attributable to Networks.

COMPLETION OF THE SALE OF SUBSTANTIALLY ALL OF THE DEVICES & SERVICES BUSINESS TO MICROSOFT

On April 25, 2014 Nokia completed the sale of substantially all of its Devices & Services business to Microsoft. As earlier communicated, the transaction was subject to potential purchase price adjustments. At closing, the agreed transaction price of EUR 5.44 billion was increased by approximately EUR 170 million as a result of the estimated adjustments made for net working capital and cash earnings. However this adjustment is based on an estimate which will be finalized when the final cash earnings and net working capital numbers are available during the second quarter 2014.

Nokia expects to book a gain on sale of approximately EUR 3.0 billion from the transaction, of which approximately EUR 1.0 billion is expected to be taxable income in Finland. As a result of the gain, Nokia expects to record tax expenses of approximately EUR 180 million and to utilize approximately EUR 200 million of Nokia’s unrecognized deferred tax assets in Finland.

Additionally, as is customary for transactions of this size, scale and complexity, Nokia and Microsoft made certain adjustments to the scope of the assets originally planned to transfer. These adjustments have no impact on the material deal terms of the transaction and Nokia will be materially compensated for any retained liabilities.

In India, our manufacturing facility remains part of Nokia following the closing of the transaction. Nokia and Microsoft have entered into a service agreement whereby Nokia would produce mobile devices for Microsoft for a limited time. In Korea, Nokia and Microsoft agreed to exclude the Masan facility from the scope of the transaction and Nokia is taking steps to close the facility, which employs approximately 200 people. Altogether, and accounting for these adjustments, Nokia transferred approximately 25 000 employees to Microsoft at the closing.

The EUR 1.5 billion convertible bonds issued by Nokia to Microsoft following the announcement of the transaction have been redeemed and netted against the deal proceeds by the amount of principal and accrued interest. Related to this redemption, the accounting treatment of the equity component of the convertible bonds negatively impacted Nokia’s net cash by approximately EUR 150 million.

If the transaction to sell Microsoft substantially all of our Devices & Services business would have closed before the end of the first quarter 2014, Nokia would have ended the quarter with gross cash of approximately EUR 10.5 billion and net cash of approximately EUR 7.1 billion. In addition to the proceeds from the transaction and other transaction related items, this estimate includes approximately EUR 250 million of payments from Nokia to Microsoft relating to the timing of platform support payments received, as part of the previous agreement between the two companies.

This compares to reported gross cash of EUR 6.9 billion and net cash of EUR 2.1 billion at the end of the first quarter 2014.

ANNOUNCEMENT OF NEW STRATEGY, STRUCTURE AND LEADERSHIP TEAM

The completion of the transaction with Microsoft has provided Nokia with a solid basis for future investment. It has also significantly strengthened our financial position, supporting our target of returning to being an investment grade company. On April 29, 2014, and shortly prior to the publication of this Q1 2014 interim report, Nokia outlined its next steps and future plans. These included:

•                  The appointment of Rajeev Suri as President and CEO, effective May 1, 2014;

•                  A vision to be a leader in technologies important in a connected world;

•                  A strategy to realize that vision by building on Nokia’s three strong businesses in Networks, HERE and Technologies;

•                  Plans for a EUR 5 billion program to optimize capital structure, including the Nokia Board’s proposal to the Annual General Meeting 2014 for the dividend and for an authorization for the Board to repurchase shares; and

•                  A new governance structure and the appointment of a new leadership team, effective May 1, 2014.

More details about our announcement can be found in our stock exchange release issued today entitled: “Nokia appoints Rajeev Suri as President and CEO and announces new strategy, program to optimize capital structure, and leadership team”. The release is available at http://company.nokia.com/press.

NOKIA’S ANNUAL GENERAL MEETING 2014

Nokia’s Annual General Meeting 2014 is scheduled to be held on June 17, 2014. The Nokia Board of Directors will convene the meeting and publish the notice and related proposals later today.

FIRST QUARTER 2014 FINANCIAL AND OPERATING DISCUSSION

NOKIA’S CONTINUING OPERATIONS

See note 4 to our Summary Financial Information table above concerning our current operational and reporting structure. The following discussion includes information on a non-IFRS, or underlying business performance, basis. See notes 1 and 2 to our Summary Financial Information table above for information about our underlying non-IFRS results and the non-IFRS exclusions for the periods discussed below.

Net sales

The following table sets forth the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

FIRST QUARTER 2014 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Continuing operations net sales — reported	-15%	-23%
Continuing operations net sales — constant currency (1)	-11%	-22%
Networks net sales — reported	-17%	-25%
Networks net sales — constant currency(1)	-13%	-23%
HERE net sales — reported	-3%	-18%
HERE net sales — constant currency(1)	-2%	-18%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Nokia’s continuing operations net sales decreased 15% year-on-year and 23% sequentially. At constant currency Nokia’s continuing operations net sales would have decreased 11% year-on-year and 22% sequentially.

The year-on-year decrease in Nokia’s continuing operations net sales in the first quarter 2014 was primarily due to lower net sales in Networks and, to a lesser extent, lower net sales in HERE. This was partially offset by a slight increase in net sales in Technologies. The decrease in Networks’ net sales in the first quarter 2014 was primarily driven by lower net sales in Global Services and the divestments of businesses not consistent with its strategic focus, as well as the exiting of certain customer contracts and countries.

The sequential decrease in Nokia’s continuing operations net sales in the first quarter 2014 was primarily due to lower net sales in Networks and, to a lesser extent, lower net sales in HERE. This was partially offset by a slight increase in net sales in Technologies. The sequential decrease in net sales for Networks and HERE in the first quarter 2014 was primarily due to typical industry seasonality.

Gross Margin

Nokia’s continuing operations gross margin in the first quarter 2014 improved year-on-year to 45.7% compared to 39.3% in the first quarter 2013. The year-on-year increase in Nokia’s continuing operations gross margin in the first quarter 2014 was primarily due to a higher gross margin in Networks and, to a lesser extent, a higher gross margin in HERE. The year-on-year increase in Networks gross margin in the first quarter 2014 was primarily due to a higher proportion of software mainly in Japan, a higher gross margin in Global Services related to significant efficiency improvements as a result of Networks’ transformation program, and a higher proportion of Mobile Broadband in the overall sales mix.

Nokia’s continuing operations gross margin in the first quarter increased sequentially to 45.7%, compared to 42.5% in the fourth quarter 2013. The sequential increase in Nokia’s continuing operations gross margin in the first quarter 2014 was primarily due to a higher gross margin in Networks and, to a lesser extent, a higher gross margin in HERE. The sequential increase in Networks gross margin in the first quarter 2014 was primarily due to a higher proportion of software mainly in Japan, a higher gross margin in Global Services related to significant efficiency improvements as a result of Networks’ transformation program, and a higher proportion of Mobile Broadband in the overall sales mix.

Operating expenses

Nokia’s continuing operations research and development expenses decreased year-on-year in the first quarter 2014 primarily due to a decrease in research and development expenses in HERE and Networks, primarily due to lower purchase price accounting related expenses.

Nokia’s continuing operations research and development expenses decreased sequentially in the first quarter 2014 primarily due to a decrease in research and development expenses in Networks and Technologies.

Nokia’s continuing operations selling, general and administrative expenses decreased year-on-year and sequentially in the first quarter 2014 primarily due to a decrease in selling, general and administrative expenses in Networks and, to a lesser extent, HERE and Technologies.

Non-IFRS Operating profit

Nokia’s continuing operations non-IFRS operating profit increased year-on-year in the first quarter 2014 primarily due to increases in non-IFRS operating profit for Networks and, to a lesser extent, HERE and Technologies.

Nokia’s continuing operations non-IFRS operating profit decreased sequentially in the first quarter 2014 primarily due to decreases in non-IFRS operating profit for Networks and, to a lesser extent, HERE, partially offset by an increase in Technologies non-IFRS operating profit.

Nokia’s non-IFRS other income and expenses was an income of EUR 11 million in the first quarter 2014, compared to an income of EUR 24 million in the first quarter 2013 and an expense of EUR 52 million in the fourth quarter 2013. On a sequential basis, the change in Nokia’s non-IFRS other income and expenses was primarily due to the absence of the following factors which resulted in elevated expense levels in the fourth quarter 2013: a non-recurring litigation provision, a write down of a VAT receivable, an increase in doubtful account allowances, and asset retirement charges.

Operating profit

Nokia’s continuing operations operating profit increased year-on-year in the first quarter 2014 primarily due to an increase in operating profit for Networks and, to a lesser extent, HERE and Technologies.

Nokia’s continuing operations operating profit decreased sequentially in the first quarter 2014 primarily due to decrease in operating profit for Networks and, to a lesser extent, HERE, partially offset by an increase in Technologies operating profit.

Nokia’s other income and expenses was an expense of EUR 3 million in the first quarter 2014, compared to an expense of EUR 108 million in the first quarter 2013 and an expense of EUR 155 million in the fourth quarter 2013. On a year-on-year basis Nokia’s other income and expenses was a lower expense primarily due to lower restructuring charges. On a sequential basis Nokia’s other income and expenses was a lower expense primarily due to the absence of the following factors which resulted in elevated expense levels in the fourth quarter 2013: a non-recurring litigation provision, a write down of a VAT receivable, an increase in doubtful account allowances, and asset retirement charges.

Financial income and expenses

In the first quarter 2014, Nokia’s continuing operations financial income and expenses was a net expense of EUR 74 million, compared to a net expense of EUR 111 million in the first quarter 2013 and a net expense of EUR 50 million in the fourth quarter 2013. On a year-on-year basis, the improvement was primarily due to lower net foreign exchange-related losses, partially offset by higher interest expenses. On a sequential basis, the increase in net expense was primarily due to the recognition of income related to one of our investments in the fourth quarter of 2013, partially offset by lower net foreign exchange-related losses.

Taxes

At the end of the first quarter 2014, Nokia’s continuing operations in Finland had approximately EUR 2.4 billion (calculated at the Finnish corporate tax rate of 20%) of net deferred tax assets that have not been recognized in the financial statements. A significant portion of Nokia’s Finnish deferred tax assets are indefinite in nature and available against future Finnish taxable income. Nokia will continue to closely monitor its ability to utilize these deferred tax assets, including assessing the future financial performance of Nokia’s continuing operations in Finland. Should the recent improvements in Nokia’s continuing operations financial results be sustained, all or part of the unrecognized deferred tax assets may be recognized in the future.

Cash and cash flow

The following table sets forth Nokia’s continuing operations financial position at the end of the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA’S CONTINUING OPERATIONS FINANCIAL POSITION

EUR million	Q1/2014	Q1/2013	YoY Change	Q4/2013	QoQ Change
Total cash and other liquid assets	6 859	10 102	-32%	8 971	-24%
Networks Contribution	2 870	2 753	4%	2 768	4%
Net cash and other liquid assets(1)	2 075	4 479	-54%	2 308	-10%
Networks Contribution	1 868	1 484	26%	1 678	11%

Note 1: Total cash and other liquid assets minus interest-bearing liabilities.

In the first quarter 2014, Nokia’s total cash and other liquid assets decreased by EUR 2 112 million and Nokia’s net cash and other liquid assets decreased by EUR 233 million, compared to the fourth quarter 2013. The sequential decline in Nokia’s total cash and other liquid assets was primarily due to repayment of certain debt facilities totaling EUR 1 750 million during the first quarter 2014.

The sequential decline of EUR 233 million in Nokia’s net cash and other liquid assets in the first quarter 2014 was primarily due to cash outflows from discontinued operations, which more than offset cash inflows from Nokia’s continuing operations. The cash inflows from Nokia’s continuing operations were primarily driven by Networks cash inflows.

In the first quarter 2014, Nokia’s continuing operations adjusted net profit was EUR 272 million. In the first quarter 2014, Nokia’s continuing operations had cash inflows of approximately EUR 50 million related to Networks other receivables and approximately EUR 40 million related to net working capital, which included approximately EUR 110 million of restructuring-related cash outflows. In addition, Nokia’s continuing operations had cash outflows of approximately EUR 100 million related to taxes, approximately EUR 60 million negative foreign exchange impact from translation of net cash and approximately EUR 50 million related to capital expenditures. Nokia’s discontinued operations cash outflow totaled approximately EUR 380 million in the first quarter 2014.

At the end of the first quarter 2014, Networks’ contribution to Nokia’s total cash and other liquid assets was approximately EUR 2.9 billion and its contribution to Nokia’s net cash and other liquid assets was approximately EUR 1.9 billion, a sequential increase of approximately EUR 102 million and EUR 190 million, respectively.

NETWORKS

The following table sets forth a summary of the results for Networks and its reportable segments, Mobile Broadband and Global Services, for the periods indicated, as well as the year-on-year and sequential growth rates.

NETWORKS RESULTS SUMMARY

EUR million	Q1/2014	Q1/2013	YoY Change	Q4/2013	QoQ Change
Net sales	2 328	2 804	-17%	3 105	-25%
Mobile Broadband net sales	1 250	1 244	0%	1 563	-20%
Global Services net sales	1 069	1 423	-25%	1 540	-31%
Non-IFRS gross margin (%)	39.6%	34.0%		37.6%
Non-IFRS operating expenses	-704	-762	-8%	-770	-9%
Research and development expenses	-421	-463	-9%	-452	-7%
Non-IFRS operating profit	216	196	10%	349	-38%
Mobile Broadband non-IFRS operating profit	103	129	-20%	117	-12%
Global Services non-IFRS operating profit	115	80	44%	234	-51%
Non-IFRS operating margin (%)	9.3%	7.0%		11.2%
Mobile Broadband non-IFRS operating margin (%)	8.2%	10.4%		7.5%
Global Services non-IFRS operating margin (%)	10.8%	5.6%		15.2%

Net Sales

The following table sets forth Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q1/2014	Q1/2013	YoY Change	Q4/2013	QoQ Change
Europe	630	731	-14%	834	-24%
Middle East & Africa	181	259	-30%	337	-46%
Greater China	278	223	25%	424	-34%
Asia Pacific	766	872	-12%	907	-16%
North America	262	424	-38%	263	0%
Latin America	211	295	-28%	340	-38%
Total	2 328	2 804	-17%	3 105	-25%

The year-on-year decrease of 17% in Networks net sales in the first quarter 2014 was partially due to divestments of businesses not consistent with its strategic focus, as well as the exiting of certain customer contracts and countries. Excluding these two factors, Networks net sales in the first quarter 2014 declined year-on-year by approximately 10% primarily due to lower net sales in Global Services. Mobile Broadband net sales increased slightly year-on-year. Additionally, Networks net sales were negatively affected by foreign currency fluctuations. Excluding the negative effect of foreign currency fluctuations and the divestments of businesses not consistent with its strategic focus, as well as the exiting of certain customer contracts and countries, Networks net sales would have decreased approximately 6% year-on-year.

The year-on-year decrease of 25% in Global Services net sales in the first quarter 2014 was primarily due to a reduction in network implementation and maintenance activity, consistent with lower levels of large scale network deployments, and the exiting of certain customer contracts and countries. In the first quarter 2014, Mobile Broadband net sales benefitted from higher net sales in core networks and LTE offset by lower net sales in other radio technologies, resulting in a slight net sales increase year-on-year. Additionally, Mobile Broadband net sales were adversely affected by shortages of certain components which we expect to continue to impact our business at least through the end of the second quarter 2014.

On a regional basis compared to the first quarter of 2013, net sales in North America declined 38% primarily due to a cyclical slow-down in LTE roll-outs; in Middle East and Africa, net sales declined 30% primarily due to the focus on a specific set of countries, in Latin America net sales declined by 28% primarily due to constrained operator spending and the exit of certain projects in line with Networks’ strategy; in Europe net sales declined by 14%, primarily due to contract exits in line with Networks’ strategy and operator spending that, on balance, was constrained; in Asia Pacific, net sales declined 12% primarily due to a decline from the height of the LTE network roll-outs in the first quarter of 2013 in Korea and net sales in Greater China increased 25% primarily due to the new TD-LTE network roll-outs.

The sequential decrease of 25% in Networks net sales in the first quarter 2014 reflects a seasonal decrease in sales in both Global Services and Mobile Broadband. The sequential decrease in Global Services was primarily due to a reduction in network implementation and maintenance activity. The decrease in Mobile Broadband net sales was driven by decline in legacy radio technologies. On a regional basis, Networks’ net sales decreased sequentially primarily due to Greater China, Middle East & Africa, Asia Pacific and Latin America.

In the first quarter 2014, Global Services represented 46% of Networks net sales, compared to 51% in the first quarter 2013 and 50% in the fourth quarter 2013. In the first quarter 2014, Mobile Broadband represented 54% of Networks net sales, compared to 44% in the first quarter 2013 and 50% in the fourth quarter 2013.

At constant currency, Networks net sales would have decreased 13% year-on-year and decreased 23% sequentially. Excluding the negative effect of foreign currency fluctuations and the divestments of businesses not consistent with its strategic focus, as well as the exiting of certain customer contracts and countries, Networks net sales would have decreased 6% year-on-year and decreased 23% sequentially.

Non-IFRS Gross Margin

On a year-on-year basis, the increase in Networks non-IFRS gross margin in the first quarter 2014 was primarily due to a higher proportion of software sales mainly in Japan, a higher gross margin in Global Services related to significant efficiency improvements as a result of Networks’ transformation program, and a higher proportion of Mobile Broadband in the overall sales mix.

On a sequential basis, the increase in Networks non-IFRS gross margin in the first quarter 2014 was primarily due to a higher proportion of software sales mainly in Japan, and a higher proportion of Mobile Broadband in the overall sales mix. The improved margin within Mobile Broadband was primarily due to lower costs in connection with the technology shift to TD-LTE in China.

Non-IFRS Operating Expenses

Networks non-IFRS research and development expenses decreased 9% year-on-year in the first quarter 2014. On a year-on-year basis, non-IFRS research and development expenses were lower primarily due to business divestments and reduced investments in business activities that are not consistent with Networks’ focused strategy, as well as increased research and development efficiency, partially offset by higher investments in areas that are consistent with Networks’ focused strategy, most notably LTE. On a sequential basis, non-IFRS research and development expenses decreased 7% primarily due to lower accrued incentive expenses which were at an elevated level in the fourth quarter 2013 as well as improved research and development efficiency.

On a year-on-year basis, Networks non-IFRS selling, general and administrative expenses decreased 5% primarily due to structural cost savings from Networks’ global restructuring program. On a sequential basis, Networks non-IFRS selling, general and administrative expenses decreased by 11% consistent with seasonally lower net sales and lower accrued incentive expenses which were at an elevated level in the fourth quarter 2013.

Non-IFRS Operating Profit

The year-on-year increase in Networks non-IFRS operating profit in the first quarter 2014 was primarily due to the higher non-IFRS operating profit in Global Services partially offset by a lower non-IFRS operating profit in Mobile Broadband. On a year-on-year basis, the increase in Global Services non-IFRS operating profit was primarily due to higher gross profit. On a year-on-year basis, the decrease in Mobile Broadband non-IFRS operating profit was primarily due to lower gross profit.

The sequential decrease in Networks non-IFRS operating profit in the first quarter 2014 was primarily due to the lower non-IFRS operating profit in Global Services and to a lesser degree a lower non-IFRS operating profit in Mobile Broadband. On a sequential basis, the decrease in Global Services non-IFRS operating profit was primarily due to seasonally lower net sales contributing to lower gross profit partially offset by lower operating expenses. On a sequential basis, the decrease in Mobile Broadband non-IFRS operating profit was primarily due to seasonally lower net sales contributing to lower gross profit partially offset by lower operating expenses.

Networks non-IFRS other income and expenses was an expense of EUR 2 million in the first quarter 2014, compared to an income of EUR 7 million in the first quarter 2013 and an expense of EUR 50 million in the fourth quarter 2013. On a sequential basis Networks non-IFRS other income and expenses was a lower expense due to the absence of the following factors which resulted in elevated expense levels in the fourth quarter 2013: a non-recurring litigation provision, a write down of a VAT receivable, an increase in doubtful account allowances, and asset retirement charges.

Global Restructuring Program (announced in November 2011)

During the first quarter 2014, restructuring related charges were approximately EUR 15 million and the related cash outflows were approximately EUR 110 million. At March 31 2014, since the commencement of the global restructuring program, cumulative restructuring charges amounted to approximately EUR 1 850 million, and cumulative related cash outflows amounted to approximately EUR 1 350 million. We continue to estimate cumulative restructuring related charges and related cash outflows to be approximately EUR 1 950 million and EUR 1 700 million, respectively, by the end of 2014. Changes in estimates of timing or amounts of costs to be incurred and associated cash flows may become necessary as the transformation and restructuring program is being completed.

At the end of the first quarter 2014, Networks had approximately 48 500 employees, a reduction of approximately 8 200 employees compared to the end of the first quarter 2013, and a reduction of approximately 100 employees compared to the end of the fourth quarter 2013.

HERE

The following table sets forth a summary of the results for HERE for the periods indicated, as well as the year-on-year and sequential growth rates.

HERE RESULTS SUMMARY

EUR million	Q1/2014	Q1/2013	YoY Change	Q4/2013	QoQ Change
Net sales	209	216	-3%	255	-18%
External net sales	185	163	13%	225	-18%
Internal net sales	24	52	-54%	30	-20%
Non-IFRS gross margin (%)	77.5%	75.5%		75.6%
Non-IFRS operating expenses	-154	-168	-8%	-167	-8%
Research and development expenses	-117	-122	-4%	-120	-3%
Non-IFRS operating profit	10	-5		25	-60%
Non-IFRS operating margin (%)	4.8%	-2.3%		9.8%

HERE internal sales refers to sales that HERE made to our Discontinued Operations (formerly Devices & Services business) that used certain HERE services in its mobile devices. The internal net sales have not been eliminated in the continuing operations consolidated income statements for all periods presented. After the closing of the Sale of the D&S Business, HERE no longer generates such internal sales, however it will continue to recognize deferred revenue related to this business for up to 24 months after the closing of the Sale of the D&S Business. As part of the Sale of the D&S Business, Microsoft will become a strategic licensee of the HERE platform, and will separately pay HERE for a four-year license that will be recognized ratably as external net sales.

Net Sales

In the first quarter 2014, the year-on-year increase in external HERE net sales was primarily due to higher sales to vehicle customers and a benefit related to the conversion of a contract to a perpetual license. This increase was partially offset by lower sales to personal navigation device (PND) customers consistent with declines in the PND industry.

In the first quarter 2014, the sequential decrease in external HERE net sales was primarily due to lower seasonal sales to PND and vehicle customers, partially offset by a benefit related to the conversion of a contract to a perpetual license.

In the first quarter 2014, HERE had sales of new vehicle licenses of 2.8 million units, compared to 2.2 million units in the first quarter 2013 and 3.2 million units in the fourth quarter 2013. On a year-on-year basis, unit sales to vehicle customers increased primarily due to higher consumer uptake of in-vehicle navigation and higher vehicle sales. On a sequential basis unit sales to vehicle customers decreased primarily due to lower seasonal vehicle sales.

Sales to vehicle customers represented well over 50% of external HERE net sales in the first quarter 2014, as well as in the first quarter 2013 and the fourth quarter 2013.

In the first quarter 2014, the year-on-year and sequential declines in internal HERE net sales were primarily due to lower recognition of deferred revenue related to our smartphone sales.

At constant currency HERE’s overall net sales would have decreased 2% year-on-year and 18 % sequentially.

Non-IFRS Gross Margin

On a year-on-year basis, the increase in HERE non-IFRS gross margin in the first quarter 2014 was primarily due to a benefit related to the conversion of a contract to a perpetual license and an overall positive mix shift towards sales to vehicle customers.

On a sequential basis, the increase in HERE non-IFRS gross margin in the first quarter 2014 was primarily due to a benefit related to the conversion of a contract to a perpetual license and the absence of a non-recurring licensing expense that negatively affected the fourth quarter 2013.

Non-IFRS Operating Expenses

HERE non-IFRS research and development expenses decreased 4% year-on-year and 3% sequentially primarily due to cost reduction actions and improvements in R&D efficiency, such as greater use of automation in map creation. These factors were partially offset by higher investments in targeted growth areas.

HERE non-IFRS selling, general, and administrative expenses decreased 20% year-on-year primarily due to cost reduction actions. On a sequential basis, selling, general, and administrative expenses decreased 21% in the first quarter 2014, primarily due to lower seasonal marketing expenses.

Non-IFRS Operating Profit

The year-on-year increase in HERE non-IFRS operating profit in the first quarter 2014 was primarily due to lower operating expenses.

The sequential decrease in HERE non-IFRS operating profit in the first quarter 2014 was primarily due to  lower gross profit, partially offset by lower operating expenses.

HERE non-IFRS other income and expenses was income of EUR 1 million in the first quarter 2014, compared to approximately zero the first quarter 2013 and the fourth quarter 2013.

TECHNOLOGIES

The following table sets forth a summary of the results for Technologies, for the periods indicated, as well as the year-on-year and sequential growth rates.

TECHNOLOGIES RESULTS SUMMARY

EUR million	Q1/2014	Q1/2013	YoY Change	Q4/2013	QoQ Change
Net sales	131	123	7%	121	8%
Non-IFRS gross margin (%)	98.5%	99.2%		98.4%
Non-IFRS operating expenses	-40	-48	-17%	-37	8%
Research and development expenses	-32	-36	-11%	-27	19%
Non-IFRS operating profit	86	73	18%	81	6%
Non-IFRS operating margin (%)	65.6%	59.3%		66.9%

Net Sales

The year-on-year increase in Technologies net sales in the first quarter 2014 was primarily due to higher intellectual property licensing income from certain licensees primarily related to new agreements. This increase was partially offset by the absence of an intellectual property rights divestment transaction that benefitted net sales in the first quarter 2013 and declines in licensing income from certain licensees that experienced lower levels of business activity.

The sequential increase in Technologies net sales in the first quarter 2014 was primarily due to higher intellectual property licensing income from certain licensees primarily related to new agreements and revenue share related to previously divested intellectual property rights, partially offset by declines in licensing income from certain licensees that experienced lower levels of business activity.

Non-IFRS Gross Margin

On both a year-on-year and sequential basis, Technologies non-IFRS gross margin was stable.

Non-IFRS Operating Expenses

Technologies non-IFRS research and development expenses decreased by 11% year-on-year and increased by 19% sequentially, primarily due to timing of research and development projects.

Technologies non-IFRS selling, general and administrative expenses decreased 38% year-on-year and decreased by 20% sequentially, primarily due to a decline in intellectual property licensing related litigation expenses.

Non-IFRS Operating Profit

The year-on-year increase in Technologies non-IFRS operating profit in the first quarter 2014 was primarily due to higher gross profit and lower operating expenses.

The sequential increase in Technologies non-IFRS operating profit in the first quarter 2014 was primarily due to higher gross profit, partially offset by higher operating expenses.

Technologies non-IFRS other income and expenses was an expense of EUR 2 million in the first quarter 2014, compared to EUR 0 million in the first quarter 2013 and in the fourth quarter 2013.

DISCONTINUED OPERATIONS

The following table sets forth a summary of the results for discontinued operations, for the periods indicated, as well as the year-on-year and sequential growth rates.

DISCONTINUED OPERATIONS RESULTS SUMMARY

EUR million	Q1/2014	Q1/2013	YoY Change	Q4/2013	QoQ Change
Net sales	1 929	2 765	-30%	2 633	-27%
Non-IFRS gross margin (%)	16.2%	21.9%		20.3%
Non-IFRS operating expenses	-597	-660	-10%	-717	-17%
Non-IFRS operating margin (%)	-15.9%	-2.6%		-7.3%
Operating margin (%)	-16.9%	-4.3%		-7.5%

Net Sales

The year-on-year and sequential declines in discontinued operations net sales in the first quarter 2014 were primarily due to lower Mobile Phones net sales and, to a lesser extent, lower Smart Devices net sales.

On both a year-on-year and sequential basis, our Mobile Phones net sales were affected by competitive industry dynamics, including intense smartphone competition at increasingly lower price points and intense competition at the low end of our product portfolio. Our Smart Devices net sales were affected by competitive industry dynamics including the strong momentum of competing smartphone platforms.

On both a year-on-year and sequential basis, discontinued operations unit volumes declined in the first quarter 2014. The year-on-year decline in discontinued operations unit volumes was due to lower Mobile Phones unit volumes, partially offset by higher Smart Devices unit volumes. Sequentially, the decline in discontinued operations unit volumes was primarily due to lower Mobile Phones unit volumes and, to a lesser extent, lower Smart Devices unit volumes.

Discontinued operations Average Selling Price (ASP) declined on both a year-on-year and sequential basis in the first quarter 2014. The year-on-year and sequential declines in discontinued operations ASP were due to lower ASPs for both Smart Devices and Mobile Phones.

Discontinued operations ended the first quarter 2014 within our normal 4 to 6 week channel inventory range.

Non-IFRS Gross Margin

The year-on-year decline in discontinued operations non-IFRS gross margin in the first quarter 2014 was primarily due to lower Smart Devices gross margin and, to a lesser extent, lower Mobile Phones gross margin. Compared to the first quarter 2013, Smart Devices non-IFRS gross margin was negatively impacted by the absence of the reversal of approximately EUR 50 million of previously recognized inventory related allowances for our Windows Phone 7-based Lumia products which benefitted Smart Devices non-IFRS gross margin in the first quarter 2013 as well as approximately EUR 20 million of allowances related to excess components in the first quarter 2014. Compared to the first quarter 2013, Mobile Phones non-IFRS gross margin in the first quarter 2014 benefitted from lower warranty costs, mainly offset by the negative affect of approximately EUR 40 million of allowances related to excess components.

On a sequential basis, the decline in discontinued operations non-IFRS gross margin in the first quarter 2014 was primarily due to lower Mobile Phones gross margin and, to a lesser extent, lower Smart Devices gross margin. On a sequential basis, Smart Devices non-IFRS gross margin in the first quarter 2014 benefitted from the absence of approximately EUR 50 million of net allowances related to excess component inventory, future purchase commitments and an inventory revaluation that negatively impacted Smart Devices non-IFRS gross margin in the fourth quarter 2013, partially offset by approximately EUR 20 million of allowances related to excess components in the first quarter 2014. Compared to the previous quarter, Mobile Phones non-IFRS gross margin in the first quarter 2014 benefitted from lower warranty costs, mainly offset by the negative affect of approximately EUR 40 million of allowances related to excess components.

Non-IFRS Operating Expenses

On both a year-on-year and sequential basis, the decline in discontinued operations non-IFRS operating expenses in the first quarter 2014 was due to lower operating expenses in both Mobile Phones and Smart Devices.

Non-IFRS Operating Profit

The year-on-year decline in discontinued operations non-IFRS operating profit in the first quarter 2014 was primarily due to lower Smart Devices and Mobile Phones non-IFRS operating profit. On a sequential basis, the decline in discontinued operations non-IFRS operating profit in the first quarter 2014 was due to lower Mobile Phones non-IFRS operating profit, partially offset by higher Smart Devices non-IFRS operating profit.

Discontinued operations non-IFRS other income and expenses was an expense of EUR 22 million in the first quarter 2014, compared to an expense of EUR 18 million in the first quarter 2013 and an expense of EUR 9 million in the fourth quarter 2013.

Operating Profit

The year-on-year decline in discontinued operations operating profit in the first quarter 2014 was primarily due to lower Smart Devices and Mobile Phones operating profit. On a sequential basis, the decline in discontinued operations operating profit in the first quarter 2014 was due to lower Mobile Phones operating profit, partially offset by higher Smart Devices operating profit.

Discontinued operations other income and expenses was an expense of EUR 32 million in the first quarter 2014, compared to an expense of EUR 65 million in the first quarter 2013 and an expense of EUR 15 million in the fourth quarter 2013. On a year-on-year basis discontinued operations other income and expenses was a lower expense primarily due to lower restructuring charges.

FIRST QUARTER 2014 OPERATING HIGHLIGHTS

NOKIA Q1 OPERATING HIGHLIGHTS

•                  During the first quarter, Nokia focused on making progress with respect to obtaining the relevant regulatory approvals needed to ensure it could close the transaction with Microsoft, which was originally announced on September 3, 2013. Since the end of the quarter, the two companies were able to obtain the remaining approvals needed and meet customary closing conditions in order to close the transaction on April 25, 2014.

•                  During the first quarter, Nokia continued attempts to resolve the future of its manufacturing facility in India whose transfer to Microsoft as part of the transaction between the two companies was prevented owing to an asset freeze relating to Nokia’s ongoing tax proceedings in the country. Nokia continues to contest the claims it believes are meritless made by the Indian tax authorities.

NETWORKS Q1 OPERATING HIGHLIGHTS

•                  Network’s strong deal momentum in mobile broadband and related services continued. During the quarter Networks was granted a five-year contract with Vodafone for the SingleRAN and Subscriber Data

Management solutions in the operator’s Project Spring network upgrade and was selected by Everything Everywhere in the UK to support the continued expansion of its LTE network. Networks was also selected as the sole supplier of Elisa’s LTE network in Finland. Other contracts in the quarter included VimpelCom’s LTE radio access networks in the central region of Russia, Siberia, South and most of the Volga and Ural regions; the implementation of an LTE network and modernization of the existing GSM and 3G networks for TELE Greenland; the implementation of Taiwan Mobile’s multi-band LTE and LTE-Advanced network; the upgrade of Telkomsel’s GSM and 3G HSPA+ network in Indonesia; the modernization and expansion of Mobily’s 2G, 3G WCDMA and TD-LTE networks in Saudi Arabia; and LTE infrastructure for Avantel in Colombia. At the end of the first quarter of 2014, Networks had 138 commercial LTE contracts.

•                  Networks continues to lead in 4G radio technology, demonstrating 2.6 Gbps throughput over a single sector in Sprint’s TD-LTE network. In the live network of Optus in Australia, the operator and Networks built the world’s first ‘Gigasite’ attaining an aggregate downlink capacity of 1.7 Gbps.

•                  Networks announced the world’s first TDD-FDD carrier aggregation demonstration together with two South Korean operators, Korea Telecom and SK Telecom; and together with Broadcom Corporation and Elisa in Finland the first ever demonstration of LTE Advanced carrier aggregation on a live commercial network.

•                  Networks continues to invest in innovation and further evolved the Networks Smart Scheduler that is now able to provide up to 30 percent faster downlink speeds at the cell edge; and announced new Centralized RAN software capable of doubling the uplink capacity of existing LTE networks. Networks also demonstrated its FutureWorks 5G research concept, which enables ultra-dense networks, a mobile network ‘on demand’ for mega events, and a self-learning network that analyzes big data in real time and responds in an instant.

•                  Networks extended its Flexi Zone small cell architecture and introduced the Flexi Zone controller, which supports the integration of Networks Liquid Applications to deliver services directly from small cell base station clusters.

•                  Networks announced the first telco cloud based IP Multimedia Subsystem (IMS); launched the Telco Cloud Management solution for operators; and extended its Services to help operators prepare, implement and run their own telco clouds and migrate existing telco services to cloud-based networks.

•                  Tele2 Sweden chose Networks’ Serve atOnce Traffica Customer Experience Management (CEM) solution, and Networks announced CEMfor Loyalty Scores and the CEM Umbrella Solution for a customized overview of customer experience across an operator group’s countries or regions.

•                  Networks renewed the managed services contract with Saudi Telecom Company, covering the operator’s GSM, 3G and LTE network. Networks launched Predictive Operations, the world’s first managed service for predicting mobile broadband service and network degradations; LTE Service Management that helps ensure the quality of mobile broadband services running over LTE networks; and Services for OTT management, which helps operators improve the delivery of OTT content.

•                  Telecommunication Development Industry Alliance (TDIA) awarded Networks’ contribution to time division (TD) technology; Networks’ Liquid Applications won a Global TD-LTE Initiative (GTI) Award in the “Innovative Solutions” category; at the GSMA Global Mobile Awards 2014, Networks and O2 (Telefónica UK) won the top prize in the “Best Mobile Infrastructure” category for the deployment of iSON Automation for Operations.

HERE Q1 OPERATING HIGHLIGHTS

•                  During the first quarter, HERE continued to expand its reach, delivering the latest maps, platform services and location experiences to more people and businesses across screens and operating systems. New, renewed and expanded partnerships with companies from various industries demonstrate that HERE is a valued and preferred partner for maps and location intelligence.

•                  HERE introduced the HERE Maps experience with true offline maps and integrated turn-by-turn navigation to more people and new markets on the newly introduced Nokia X family of devices.

•                  HERE made HERE Maps available to the whole Windows 8.1 ecosystem, including tablets and desktops.

•                  HERE introduced the HERE Mobile SDK for Business enabling companies and government agencies to quickly and easily develop native location-based applications tailored to their specific needs.

•                  HERE opened up its community-editing tool Map Creator, available in more than 100 countries, to expert communities in North America and Western Europe, enabling them to add new roads, trails or places and updating road or place information, to keep HERE maps up to date.

•                  HERE was selected by ARS Traffic & Transport Technology to advance and streamline the UK Highway Agency’s logistics for vehicles that exceed standard dimensions. Accurate location content from HERE will allow haulers, police, and road and bridge authorities to plot the most efficient route and assess the suitability of the route for the vehicle.

•                  HERE and Continental announced that they will intensify their collaboration in bringing the Connected Car to life, focusing on Electronic Horizon, future Automated Driving functionalities and Intelligent Transportation Systems (ITS).

•                  Garmin reinforced its long term global commitment to HERE Traffic by extending its contract by three years and expanding Automotive OEM map update distribution relationships beyond North America and the European Union. Additionally, Garmin switched its Places mobile search offering to the HERE Location Platform to enhance its consumers’ search experience.

•                  Honda unveiled its first signature suite of connected apps called HondaLink Navigation in Thailand and Australia. The applications are powered by cloud-based dynamic content, traffic and Web search provided through the HERE Platform.

•                  HERE Traffic was selected to provide the Missouri Department of Transportation with real-time traffic data. The data will be used to analyze road conditions, track incidents or events, and distribute travel-time information to the public in real-time.

•                  HERE launched its real-time Traffic service through Mitsubishi Electric Corporation to Mitsubishi Motors vehicles in North America, Europe, and Russia. HERE map content and updates also have expanded to Australia and New Zealand.

•                  HERE announced that QNX Software Systems will add support for HERE Auto to the QNX CAR Platform for Infotainment.

•                  Volvo Cars launched new navigation platforms — Sensus Navigation and Sensus Connect — that incorporate HERE Automotive Cloud connected services to provide seamless and connected navigation to drivers. These platforms make use of advanced navigation maps, content and services, providing innovative navigation solutions to consumers.

•                  Yahoo! integrated full venue maps powered by HERE for places like shopping malls, travel interchanges and sports stadiums. HERE venue maps are available for more than 75 000 buildings worldwide.

TECHNOLOGIES Q1 OPERATING HIGHLIGHTS

•                  Nokia and HTC settled all pending patent litigation between them, and entered into a patent and technology collaboration agreement. HTC is making payments to Nokia and the collaboration involves HTC’s LTE patent portfolio, further strengthening Nokia’s licensing offering. The companies also announced that they are exploring future technology collaboration opportunities.

DISCONTINUED OPERATIONS Q1 OPERATING HIGHLIGHTS

•                  Nokia introduced five new affordable handsets, including the Nokia X, a family of smartphones that run Android(TM) apps, Microsoft services and signature Nokia experiences.

PERSONNEL

PERSONNEL END OF QUARTER

	Q1/2014	Q1/2013	YoY Change	Q4/2013	QoQ Change
Networks	48 505	56 670	-14%	48 628	0%
HERE	5 936	6 030	-2%	5 741	3%
Technologies and corporate common	852	920	-7%	875	-3%
Nokia’s continuing operations	55 293	63 620	-13%	55 244	0%

The average number of Nokia’s continuing operations employees during the period from January to March 2014 was 54 914, of which the average number of employees at HERE and Networks was 5 839 and 48 567 respectively.

SHARES

The total number of Nokia shares on March 31, 2014, was 3 744 994 342. On March 31, 2014, Nokia and its subsidiary companies owned 31 196 362 Nokia shares, representing approximately 0.8% of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENTS, EUR millions

(unaudited)

	Reported	Reported	Reported	Non-IFRS	Non-IFRS	Non-IFRS
	1-3/2014	1-3/2013	1-12/2013	1-3/2014	1-3/2013	1-12/2013
Net sales	2 664	3 140	12 709	2 664	3 140	12 710
Cost of sales	-1 448	-1 906	-7 364	-1 446	-1 906	-7 364

Gross profit	1 216	1 234	5 345	1 218	1 234	5 346
Research and development expenses	-589	-708	-2 619	-570	-621	-2 416
Selling, general and administrative expenses	-382	-447	-1 671	-355	-383	-1 578
Other income	42	69	272	42	67	267
Other expenses	-45	-177	-809	-31	-43	-182

Operating profit/loss	242	-30	518	304	254	1 437
Share of results of associated companies	0	-1	4	0	-1	4
Financial income and expenses	-74	-111	-280	-74	-111	-280

Profit/loss before tax	168	-142	243	230	142	1 161
Tax	-58	-26	-202	-59	-67	-282

Profit/loss from continuing operations	110	-168	41	171	74	879

Profit/loss from continuing operations attributable to equity holders of the parent	108	-98	186	169	48	762
Profit/loss from continuing operations attributable to non-controlling interests	2	-70	-145	2	27	117

Discontinued operations
Loss/profit from discontinued operations	-339	-171	-780	-319	-123	-665

Loss from discontinued operations attributable to equity holders of the parent	-347	-174	-801	-327	-126	-686
Loss from discontinued operations attributable to non-controlling interests	8	3	21	8	3	21

Loss/profit	-229	-339	-739	-148	-49	214

Loss/profit attributable to equity holders of the parent	-239	-272	-615	-158	-79	76
Loss/profit attributable to non-controlling interests	10	-67	-124	10	30	138
Loss/profit	-229	-339	-739	-148	-49	214

Earnings per share from continuing and discontinued operations, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic earnings per share
From continuing operations	0.03	-0.03	0.05	0.05	0.01	0.21
From discontinued operations	-0.09	-0.05	-0.22	-0.09	-0.03	-0.19
From the profit	-0.06	-0.07	-0.17	-0.04	-0.02	0.02
Diluted earnings per share
From continuing operations	0.03	-0.03	0.05	0.04	0.01	0.20
From discontinued operations	-0.09	-0.05	-0.22	-0.09	-0.03	-0.19
From the profit	-0.06	-0.07	-0.17	-0.04	-0.02	0.02

Average number of shares (1 000 shares)
Basic
From continuing operations	3 713 051	3 711 474	3 712 079	3 713 051	3 711 474	3 712 079
From discontinued operations	3 713 051	3 711 474	3 712 079	3 713 051	3 711 474	3 712 079
From the profit	3 713 051	3 711 474	3 712 079	3 713 051	3 711 474	3 712 079
Diluted
From continuing operations	3 741 787	3 711 474	3 733 364	4 396 455	3 722 835	4 121 207
From discontinued operations	3 713 051	3 711 474	3 712 079	3 713 051	3 711 474	3 712 079
From the profit	3 713 051	3 711 474	3 712 079	3 713 051	3 711 474	3 733 364

From continuing operations:
Depreciation and amortization	-81	-232	-560	-56	-78	-280

Share-based compensation expense	16	8	42	16	8	42

*The share count used for calculating continuing operations non-IFRS diluted EPS for the full year 2013 was incorrect in the financial report published by Nokia on January 23, 2014. Continuing operations non-IFRS diluted EPS for the full year 2013 has been corrected to EUR 0.20  in the above table (not EUR 0.21 as reported by Nokia on January 23, 2014).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, IFRS, EUR million

(unaudited)

	1-3/2014	1-3/2013	1-12/2013

Profit/Loss	-229	-339	-739

Other comprehensive income/expense
Items that will not be reclassified to profit or loss

Remeasurements on defined benefit pensions	-83	0	83
Items that may be reclassified subsequently to profit or loss
Translation differences	-79	112	-496
Net investment hedges	23	-30	114
Cash flow hedges	-11	4	3
Available-for-sale investments	-9	13	49
Other increase/decrease, net	-3	4	5
Income tax related to components of other comprehensive income/expense	4	0	-2

Other comprehensive expense/income, net of tax	-158	103	-244

Total comprehensive expense/income	-387	-236	-983

Total comprehensive expense/income attributable to
equity holders of the parent	-392	-189	-863
non-controlling interests	5	-47	-120
	-387	-236	-983

Total comprehensive income (expense) attributable to equity holders of the parent arises from:
Continuing operations	-1	26	34
Discontinued operations	-391	-215	-897
	-392	-189	-863

NETWORKS, EUR million

(unaudited)

	Reported	Special items & PPA	Non-IFRS	Reported	Special items & PPA	Non-IFRS
	1-3/2014	1-3/2014	1-3/2014	1-3/2013	1-3/2013	1-3/2013

Net sales	2 328		2 328	2 804		2 804
Cost of sales	-1 406		-1 406	-1 852		-1 852

Gross profit	922		922	952		952
% of net sales	39.6		39.6	34.0		34.0

Research and development expenses (1)	-433	12	-421	-466	4	-463
% of net sales	18.6		18.1	16.6		16.5

Selling, general and administrative expenses (2)	-293	9	-284	-361	61	-300
% of net sales	12.6		12.2	12.9		10.7

Other income and expenses (3)	-17	15	-2	-122	129	7

Operating profit/loss	179	37	216	3	193	196
% of net sales	7.7		9.3	0.1		7.0

Depreciation and amortization	-65	22	-43	-126	68	-57

EBITDA	243	15	259	130	125	255

(1) Amortization of acquired intangible assets of EUR 12 million in Q1/14 and EUR 4 million in Q1/13.

(2) Amortization of acquired intangible assets of EUR 9 million in Q1/14 and EUR 61 million in Q1/13.

(3) Restructuring charges and associated charges of EUR 15 million in Q1/14 and EUR 129 million in Q1/13, including EUR -2 million and EUR 53 million, respectively, of net charges related to country and contract exits based on the strategy that focuses on key markets and product segments.

HERE, EUR million

(unaudited)

	Reported	Special items & PPA	Non-IFRS	Reported	Special items & PPA	Non- IFRS
	1-3/2014	1-3/2014	1-3/2014	1-3/2013	1-3/2013	1-3/2013
Net sales	209		209	216		216
Cost of sales (1)	-48	2	-47	-53		-53

Gross profit (1)	160	2	162	163		163
% of net sales	76.6		77.5	75.5		75.5

Research and development expenses (2)	-121	4	-117	-206	83	-122
% of net sales	57.9		56.0	95.4		56.5

Selling, general and administrative expenses (3)	-40	3	-37	-49	3	-46
% of net sales	19.1		17.7	22.7		21.3

Other income and expenses (4)	-2	3	1	-5	5

Operating profit/loss	-3	13	10	-97	91	-5
% of net sales	-1.4		4.8	-44.9		-2.3

Depreciation and amortization	-15	3	-12	-106	86	-20

EBITDA	12	9	22	9	5	14

(1) Transaction and other related costs of EUR 2 million in Q1/14 resulting from the sale of Devices & Services business to Microsoft.

(2) Transaction and other related costs of EUR 4 million in Q1/14 resulting from the sale of Devices & Services business to Microsoft, and amortization of acquired intangible assets of EUR 83 million in Q1/13.

(3) Amortization of acquired intangible assets of EUR 3 million in Q1/14 and EUR 3 million in Q1/13.

(4) Restructuring charges and associated charges of EUR 3 million in Q1/14 and EUR 5 million in Q1/13.

TECHNOLOGIES, EUR million

(unaudited)

	Reported	Special items & PPA	Non-IFRS	Reported	Special items & PPA	Non- IFRS
	1-3/2014	1-3/2014	1-3/2014	1-3/2013	1-3/2013	1-3/2013
Net sales	131		131	123		123
Cost of sales	-2		-2	-2		-2

Gross profit	129		129	122		122
% of net sales	98.5		98.5	99.2		99.2

Research and development expenses (1)	-35	3	-32	-36		-36
% of net sales	26.7		24.4	29.3		29.3

Selling, general and administrative expenses (2)	-9	1	-8	-13		-13
% of net sales	6.9		6.1	10.6		10.6

Other income and expenses	-2		-2

Operating profit/loss	83	3	86	73		73
% of net sales	63.4		65.6	59.3		59.3

Depreciation and amortization	0	0	0	0	0	0

EBITDA	83	3	86	73		73

(1) Transaction and other related costs of EUR 3 million in Q1/14 resulting from the sale of Devices & Services business to Microsoft.

(2) Transaction and other related costs of EUR 1 million in Q1/14 resulting from the sale of Devices & Services business to Microsoft.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported	Special items & PPA	Non- IFRS	Reported	Special items & PPA	Non- IFRS
	1-3/2014	1-3/2014	1-3/2014	1-3/2013	1-3/2013	1-3/2013
Net sales	1		1	0		0
Cost of sales	4		4	-3		-3

Gross profit	5		5	-3		-3

Research and development expenses				-1		-1

Selling, general and administrative expenses (1)	-40	13	-27	-27		-27

Other income and expenses (2) & (3)	19	-4	15	21	-1	19

Operating profit/loss	-17	9	-8	-9	-1	-11

Depreciation and amortization	-1		-1	-1		-1

(1) Transaction and other related costs of EUR 13 million in Q1/14 resulting from the sale of Devices & Services business to Microsoft.

(2) Transaction and other related costs of EUR -4 million in Q1/14 resulting from the sale of Devices & Services business to Microsoft.

(3) Restructuring charges of EUR -1 million in Q1/13

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

CONTINUING NOKIA GROUP

	Reported	Special items & PPA	Non-IFRS	Reported	Special items & PPA	Non- IFRS
	1-3/2014	1-3/2014	1-3/2014	1-3/2013	1-3/2013	1-3/2013
Net sales	2 664		2 664	3 140		3 140
Cost of sales (1)	-1 448	2	-1 446	-1 906		-1 906

Gross profit	1 216	2	1 218	1 234		1 234
% of net sales	45.6		45.7	39.3		39.3

Research and development expenses (2)	-589	19	-570	-708	87	-621
% of net sales	22.1		21.4	22.5		19.8

Selling, general and administrative expenses (3)	-382	26	-355	-447	64	-383
% of net sales	14.3		13.3	14.2		12.2

Other income and expenses (4)	-3	15	11	-108	132	24

Operating profit/loss	242	62	304	-30	283	254
% of net sales	9.1		11.4	-1.0		8.1

Share of results of associated companies	0		0	-1		-1
Financial income and expenses	-74		-74	-111		-111

Profit/loss before tax	168	62	230	-142	283	142
Tax (5)	-58	-1	-59	-26	-42	-67

Profit/loss from continuing operations	110	61	171	-168	242	74

Profit/loss attributable to equity holders of the parent	108	61	169	-98	145	48
Profit/loss attributable to non-controlling interests	2		2	-70	97	27

From continuing operations:
Depreciation and amortization	-81	25	-56	-232	154	-78

Share-based compensation expense	16	0	16	8	0	8

(1) Transaction and other related costs of EUR 2 million in Q1/14 resulting from the sale of Devices & Services business to Microsoft.

(2) Transaction and other related costs of EUR 7 million resulting from the sale of Devices & Services business to Microsoft, and amortization of acquired intangible assets of EUR 12 million in Q1/14. Amortization of acquired intangible assets of EUR 87 million in Q1/13.

(3) Transaction and other related costs of EUR 14 million resulting from the sale of Devices & Services business to Microsoft, and amortization of acquired intangible assets of EUR 12 million in Q1/14. Amortization of acquired intangible assets of EUR 64 million in Q1/13.

(4) Transaction and other related costs of EUR -4 million resulting from the sale of Devices & Services business to Microsoft, and restructuring charges and associated charges of EUR 18 million in Q1/14. Restructuring charges and associated charges of EUR 132 million in Q1/13.

(5) Net tax impact on special items and PPA of EUR -1 million in Q1/14 and EUR -42 million in Q1/13.

SEGMENT INFORMATION AND ELIMINATIONS, Continuing Operations

First quarter 2014, EUR million

(unaudited)

	Mobile Broadband	Global Services	Networks Other	Networks	HERE	Technologies	Corporate Common	Non-IFRS exclusions	Eliminations	Nokia Continuing Operations Non-IFRS
	1-3/2014	1-3/2014	1-3/2014	1-3/2014	1-3/2014	1-3/2014	1-3/2014	1-3/2014	1-3/2014	1-3/2014

Net sales	1 250	1 069	9	2 328	209	131	1		-4	2 664

Costs and expenses	-1 148	- 954	-29	-2 132	-209	-46	-37	47	4	-2 372

Other income and expenses	1	0	-18	-17	-2	-2	19	15	0	11

Operating profit/loss	103	115	-38	179	-3	83	-17	62	0	304
% of net sales	8.2	10.8	-422.2	7.7	-1.4	63.4				11.4

Depreciation and amortization				-65	-15	0	-1	25		-56

SEGMENT INFORMATION AND ELIMINATIONS, Continuing Operations

First quarter 2013, EUR million

(unaudited)

	Mobile Broadband	Global Services	Networks Other	Networks	HERE	Technologies	Corporate Common	Non-IFRS exclusions	Eliminations	Nokia Continuing Operations Non-IFRS
	1-3/2013	1-3/2013	1-3/2013	1-3/2013	1-3/2013	1-3/2013	1-3/2013	1-3/2013	1-3/2013	1-3/2013

Net sales	1 244	1 423	137	2 804	216	123	0		-4	3 140

Costs and expenses	-1 116	-1 353	- 210	-2 680	-307	-50	-30	151	4	-2 910

Other income and expenses	1	10	- 133	-122	-5		21	132	0	24

Operating profit/loss	129	80	-206	3	-97	73	-9	283	0	254
% of net sales	10.4	5.6	-150.4	0.1	-44.9	59.3				8.1

Depreciation and amortization				-126	-106	0	-1	154		-78

CONTINUING NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

Reported	1-3/2014	YoY Change	1-3/2013	1-12/2013

Europe	845	-10%	939	3 468
Middle-East & Africa	193	-30%	275	1 171
Greater China	294	28%	229	1 278
Asia-Pacific	783	-12%	893	3 522
North America	327	-34%	495	1 959
Latin America	222	-28%	309	1 311

Total	2 664	-15%	3 140	12 709

CONTINUING NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.3.2014	YoY Change	31.3.2013

Europe	21 890	-11%	24 678
Middle-East & Africa	2 483	-18%	3 017
Greater China	7 982	-3%	8 240
Asia-Pacific	15 037	-1%	15 118
North America	4 816	-7%	5 159
Latin America	3 085	-58%	7 408

Total	55 293	-13%	63 620

DISCONTINUED OPERATIONS

In September 2013, Nokia announced the sale of substantially all of its Devices and Services business to Microsoft. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices and Services as discontinued business, including those items outside of the scope of the transaction. The sale was completed on 25th April 2014.

Results of discontinued operation, reported, EUR million	1-3/2014	1-3/2013	1-12/2013

Net sales	1 929	2 765	10 735
Cost of sales	-1 617	-2 160	-8 526
Gross profit	313	605	2 209
Research and development expenses	-270	-292	-1 130
Selling, general and administrative expenses	-337	-369	-1 559
Other income and expenses	-32	-65	-109
Operating loss	-326	-120	-590
Financial income and expense, net	9	5	9
Income tax	-22	-56	-200
Loss	-339	-171	-780

Depreciation and amortization	0	-49	-176

Cash flows used in discontinued operations, reported, EUR million	1-3/2014	1-3/2013	1-12/2013

Net cash used in operating activities	-336	-292	-1 062
Net cash used in investing activities	-33	-18	-130
Net cash used in financing activities	-9	-13	-21
Net cash flow	-378	-323	-1 213

Financial position of discontinued operations, EUR million	31.3.2014	31.12.2013

Goodwill and other intangible assets	1 424	1 426
Property plant and equipment	592	559
Deferred tax assets and other non-current assets	336	381
Inventories	345	347
Trade and other receivables	609	691
Prepaid and other current assets	1 713	1 856
Assets of disposal groups classified as held for sale	5 019	5 260

Deferred tax liabilities and other liabilities	105	114
Trade and other payables	1 313	1 383
Deferred income and accrued expense	2 015	2 217
Provisions	983	1 013
Liabilities of disposal groups classified as held for sale	4 417	4 727

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, IFRS, EUR million

(unaudited)

	31/03/2014	31/03/2013	31/12/2013
ASSETS
Non-current assets
Goodwill	3 286	4 915	3 295
Other intangible assets	288	492	296
Property, plant and equipment	546	1 387	566
Investments in associated companies	58	64	65
Available-for-sale investments	737	718	741
Deferred tax assets	915	1 292	890
Long-term loans receivable	96	122	96
Other non-current assets	87	210	97
	6 013	9 200	6 046
Current assets
Inventories	936	1 542	804
Accounts receivable	2 860	4 577	2 901
Prepaid expenses and accrued income	657	2 599	660
Current income tax assets	159	429	146
Current portion of long-term loans receivable	32	39	29
Other financial assets	156	330	285
Investments at fair value through profit and loss, liquid assets	388	411	382
Available-for-sale investments, liquid assets	577	1 010	956
Available-for-sale investments, cash equivalents	2 439	4 881	3 957
Bank and cash	3 456	3 800	3 676
	11 658	19 617	13 796
Fixed assets held for sale	89	0	89
Assets of disposal groups classified as held for sale	5 019	0	5 260
Total assets	22 779	28 817	25 191

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	609	443	615
Treasury shares	-578	-609	-603
Translation differences	384	803	434
Fair value and other reserves	-20	16	80
Reserve for invested non-restricted equity	3 097	3 119	3 115
Retained earnings	2 339	3 729	2 581
	6 077	7 747	6 468
Non-controlling interests	197	1 227	192
Total equity	6 274	8 974	6 660

Non-current liabilities
Long-term interest-bearing liabilities	3 223	3 480	3 286
Deferred tax liabilities	110	681	195
Other long-term liabilities	704	935	630
Provisions	225	283	242
	4 261	5 379	4 353
Current liabilities
Current portion of long-term loans	1 503	1 910	3 192
Short-term borrowing	58	232	184
Other financial liabilities	37	125	35
Current income tax liabilities	494	563	484
Accounts payable	1 879	3 906	1 839
Accrued expenses and other liabilities	3 253	5 858	3 038
Provisions	603	1 869	680
	7 827	14 464	9 452
Liabilities of disposal groups classified as held for sale	4 417	0	4 727
Total shareholders’ equity and liabilities	22 779	28 817	25 191
Interest-bearing liabilities	4 784	5 623	6 662
Shareholders’ equity per share, EUR	1.64	2.09	1.74
Number of shares (1 000 shares) (1)	3 713 798	3 712 107	3 712 427

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

(unaudited)

	1-3/2014	1-3/2013	1-12/2013
Cash flow from operating activities
Loss attributable to equity holders of the parent	-239	-272	-615
Adjustments, total	231	595	1 789
Change in net working capital	59	-168	-945
Cash generated from operations	51	155	229
Interest received	23	15	92
Interest paid	-90	-48	-208
Other financial income and expenses, net	70	111	345
Income taxes paid	-192	-27	-386
Net cash used in/from operating activities	-138	206	72

Cash flow from investing activities
Acquisition of businesses, net of acquired cash	-12	—	—
Purchase of current available-for-sale investments, liquid assets	-26	-654	-1 021
Purchase of non-current available-for-sale investments	-14	-12	-53
Purchase of shares in associated companies	—	-6	-8
Proceeds from (+) / payment of (-) other long-term loans receivable	—	-15	-1
Proceeds from (+) / payment of (-) short-term loans receivable	-6	23	4
Capital expenditures	-80	-118	-407
Proceeds from disposal of businesses, net of disposed cash	—	—	-63
Proceeds from disposal of shares in associated companies	6	—	—
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	399	185	586
Proceeds from sale of non-current available-for-sale investments	20	1	129
Proceeds from sale of fixed assets	1	44	138
Dividends received	—	—	5
Net cash from/used in investing activities	288	-552	-691

Cash flow from financing activities
Purchase of a subsidiary’s equity instruments	—	—	-1 707
Proceeds from long-term borrowings	2	798	2 291
Repayment of long-term borrowings	-1 758	-677	-862
Proceeds from (+) / payment of (-) short-term borrowings	-69	-30	-128
Dividends paid and other contributions to shareholders	-9	-42	-71
Net cash used in/from financing activities	-1 834	49	-477

Foreign exchange adjustment	-55	26	-223
Net increase (+) / decrease (-) in cash and cash equivalents	-1 739	-271	-1 319
Cash and cash equivalents at beginning of period	7 633	8 952	8 952
Cash and cash equivalents at end of period	5 894	8 681	7 633

NB: The figures in the consolidated statement of cash flows cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
Balance at December 31, 2012	246	446	-629	745	-5	3 136	3 997	7 936	1 303	9 239
Remeasurements on defined benefit pensions, net of tax					—			—	—	—
Translation differences				88				88	24	112
Net investment hedge losses, net of tax				-30				-30		-30
Cash flow hedges, net of tax					7			7	-3	4
Available-for-sale investments, net of tax					14			14	-1	13
Other increase, net							4	4	0	4
Loss							-272	-272	-67	-339
Total comprehensive income	0	0	0	58	21	0	-268	-189	-47	-236
Share-based compensation		3						3		3
Settlement of performance and restricted shares		-6	20			-17		-3		-3
Dividend							—	0	-29	-29
Convertible bond - equity component		—						—		—
Total of other equity movements	0	-3	20	0	0	-17	0	0	-29	-29
Balance at March 31, 2013	246	443	-609	803	16	3 119	3 729	7 747	1 227	8 974

Balance at December 31, 2013	246	615	-603	434	80	3 115	2 581	6 468	192	6 660
Remeasurements on defined benefit pensions, net of tax					-80			-80		-80
Translation differences				-73				-73	-5	-78
Net investment hedge gains, net of tax				23				23		23
Cash flow hedges, net of tax					-11			-11	0	-11
Available-for-sale investments, net of tax					-9			-9	0	-9
Other increase, net							-3	-3		-3
Loss							-239	-239	10	-229
Total comprehensive income	0	0	0	-50	-100	0	-242	-392	5	-387
Share-based compensation		6						6		6
Settlement of performance and restricted shares		-12	25			-18		-5		-5
Dividend								—		0
Other change in non-controlling interests								—	0	0
Convertible bond - equity component								—		—
Total of other equity movements	0	-6	25	0	0	-18	0	1	0	1
Balance at March 31, 2014	246	609	-578	384	-20	3 097	2 339	6 077	197	6 274

FAIR VALUE OF FINANCIAL INSTRUMENTS, Continuing Operations

(unaudited)

	Carrying Amounts
At March 31, 2014	Current available- for-sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value(1)
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	11	—	—	—	11	11
Available-for-sale investments, carried at fair value	—	500	—	—	—	500	500
Available-for-sale investments, carried at cost less impairment	—	226	—	—	—	226	226
Long-term loans receivable	—	—	—	96	—	96	85
Accounts receivable	—	—	—	2 860	—	2 860	2 860
Current portion of long-term loans receivable	—	—	—	32	—	32	32
Other current financial assets, derivatives	—	—	112	—	—	112	112
Other current financial assets, other	—	—	—	44	—	44	44
Investments at fair value through profit and loss, liquid assets	—	—	388	—	—	388	388
Available-for-sale investments, liquid assets carried at fair value	577	—	—	—	—	577	577
Available for-sale investments, cash equivalents carried at fair value	2 439	—	—	—	—	2 439	2 439
Total financial assets	3 016	737	500	3 032	0	7 285	7 274

Long-term interest-bearing liabilities	—	—	—	—	3 223	3 223	4 346
Current portion of long-term loans2	—	—	—	—	1 503	1 503	1 691
Short-term borrowing	—	—	—	—	58	58	58
Other financial liabilities	—	—	37	—	—	37	37
Accounts payable	—	—	—	—	1 879	1 879	1 879
Total financial liabilities	0	0	37	0	6 663	6 700	8 011

	Carrying amounts
At December 31, 2013	Current available- for-sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value(1)
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	11	—	—	—	11	11
Available-for-sale investments, carried at fair value	—	503	—	—	—	503	503
Available-for-sale investments, carried at cost less impairment	—	227	—	—	—	227	227
Long-term loans receivable	—	—	—	96	—	96	85
Accounts receivable	—	—	—	2 901	—	2 901	2 901
Current portion of long-term loans receivable	—	—	—	29	—	29	29
Other current financial assets, derivatives	—	—	191	—	—	191	191
Other current financial assets, other	—	—	—	94	—	94	94
Investments at fair value through profit and loss, liquid assets	—	—	382	—	—	382	382
Available-for-sale investments, liquid assets carried at fair value	956	—	—	—	—	956	956
Available for-sale investments, cash equivalents carried at fair value	3 957	—	—	—	—	3 957	3 957
Total financial assets	4 913	741	573	3 120	0	9 347	9 336

Long-term interest-bearing liabilities	—	—	—	—	3 286	3 286	4 521
Current portion of long-term loans2	—	—	—	—	3 192	3 192	3 385
Short-term borrowing	—	—	—	—	184	184	184
Other financial liabilities	—	—	35	—	—	35	35
Accounts payable	—	—	—	—	1 839	1 839	1 839
Total financial liabilities	0	0	35	0	8 501	8 536	9 964

(1) For items not carried at fair value the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate as there is no active market for these investments in private funds. Impairment testing of these assets is based on a discounted cash flow analysis of expected cash distributions. The fair value of loan receivables and payables is estimated based on the current market values of similar instruments. The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

(2) The fair value of EUR Convertible Bonds (total of EUR 1 500 million maturing 2018-2020) is based on the bonds being redeemed at par plus accrued interest at the close of the Sale of the D&S business to Microsoft (level 3). The fair values of other long-term interest bearing liabilities are based on discounted cash flow analysis (level 2) or quoted prices (level 1).

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values and Level 3 requiring most management judgment. At the end of each reporting period Nokia categorizes its financial assets and liabilities to appropriate level of fair value hierarchy. Items included in the following tables are measured at fair value on a recurring basis.

At March 31, 2014	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non-observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	11	—	—	11
Available-for-sale investments, carried at fair value	58	16	426	500
Other current financial assets, derivatives	—	112	—	112
Investments at fair value through profit and loss, liquid assets	388	—	—	388
Available-for-sale investments, liquid assets carried at fair value	566	11	—	577
Available for-sale investments, cash equivalents carried at fair value	2 439	—	—	2 439
Total assets	3 462	139	426	4 027
Derivative liabilities	—	37	—	37
Total liabilities	—	37	—	37

At December 31, 2013	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non-observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	11	—	—	11
Available-for-sale investments, carried at fair value	56	18	429	503
Other current financial assets, derivatives	—	191	—	191
Investments at fair value through profit and loss, liquid assets	382	—	—	382
Available-for-sale investments, liquid assets carried at fair value	945	11	—	956
Available for-sale investments, cash equivalents carried at fair value	3 957	—	—	3 957
Total assets	5 351	220	429	6 000
Derivative liabilities	—	35	—	35
Total liabilities	—	35	—	35

Level 3 investments mainly include a large number of unlisted equities and unlisted funds where fair value is determined based on relevant information such as operating performance, recent transactions and available market data on peer companies. No individual input has a significant impact on the total fair value. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets:

EURm	Other available-for- sale investments carried at fair value
Balance at December 31, 2013	429
Total gains (+)/losses (-) in income statement	12
Total gains (+)/losses (-) recorded in other comprehensive income	-8
Purchases	14
Sales	-19
Other transfers	-3
Balance at March 31, 2014	426

The gains and losses from financial assets categorized in level 3 are included in other operating income and expenses as the investment and disposal objectives for these investments are business driven. A net gain of EUR 12 million (net loss of EUR 4 million in 2013) related to level 3 financial instruments held at March 31, 2014, was included in the profit and loss during 2014.

In Q1 2014 Nokia Group has concluded that certain real estate properties meet the criteria of assets held for sale. These long lived assets have been identified for disposal as part of the on-going restructuring activities. Nokia expects to realize the sale of these properties within the following twelve months. At March 31, 2014 the fair value of these assets is EUR 89 million. The valuation of these assets is based on third-party evaluations by real estate brokers taking into account Nokia’s divestment strategy for these assets as well as relevant market dynamics. This evaluation includes non-market observable inputs and hence these assets are considered to be level 3 category assets that are measured at fair value on a non-recurring basis.

INTEREST BEARING LIABILITIES, EUR million

(unaudited)

Nokia	Issuer/Borrower	Final Maturity	31/03/2014	31/03/2013	31/12/2013
Revolving Credit Facility (EUR 1 500 million)	Nokia Corporation	March 2016	0	0	0
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	360	385	364
EUR Convertible Bond 2020 (EUR 500 million 3.625%)	Nokia Corporation	September 2020	500	0	500
EUR Convertible Bond 2019 (EUR 500 million 2.5%)	Nokia Corporation	September 2019	500	0	500
USD Bond 2019 (USD 1000 million 5.375%)	Nokia Corporation	May 2019	720	770	727
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500	500
EUR Convertible Bond 2018 (EUR 500 million 1.125%)	Nokia Corporation	September 2018	500	0	500
EUR Convertible Bond 2017 (EUR 750 million 5%)	Nokia Corporation	October 2017	750	750	750
EUR Bond 2014 (EUR 1 250 million 5.5%)	Nokia Corporation	February 2014	0	1 250	1 250
EUR EIB R&D Loan	Nokia Corporation	February 2014	0	500	500
Differences between Bond nominal and carrying values(1)	Nokia Corporation		-150	39	-164
Other interest-bearing liabilities	Nokia Corporation and various subsidiaries		102	159	144
Total Nokia			3 782	4 353	5 571

Networks	Issuer/Borrower	Final Maturity	31/03/2014	31/03/2013	31/12/2013
Revolving Credit Facility (EUR 750 million)	Nokia Solutions and Networks Finance B.V.	June 2015	0	0	0
Bond 2018 (EUR 450 million 6.75%)	Nokia Solutions and Networks Finance B.V.	April 2018	450	450	450
Bond 2020 (EUR 350 million 7.125%)	Nokia Solutions and Networks Finance B.V.	April 2020	350	350	350
EUR Finnish Pension Loan	Nokia Solutions and Networks Oy	October 2015	88	132	88
EUR EIB R&D Loan	Nokia Solutions and Networks Finance B.V.	January 2015	50	100	50
EUR Nordic Investment Bank	Nokia Solutions and Networks Finance B.V.	March 2015	16	55	20
Differences between Bond nominal and carrying values(1)	Nokia Solutions and Networks Finance B.V.		-18	-17	-18
Other liabilities(2)	Nokia Solutions and Networks Finance B.V. and various subsidiaries		66	200	151
Total Networks			1 002	1 270	1 091

Total Nokia Group			4 784	5 623	6 662

(1) This line includes mainly Fair Value adjustments for bonds that are designated under Fair value hedge accounting and difference between Convertible Bond nominal value and carrying value of the financial liability component.

(2) This line includes also EUR 25 million (EUR 76 million, at December 31, 2013) non-interest bearing payables relating to cash held temporarily due to the divested businesses where Nokia Solutions and Networks continues to perform services within a contractually defined scope for a specified timeframe.

All Nokia borrowings listed above are Senior Unsecured and have no financial covenants.

All Networks borrowings listed above are Senior Unsecured and with financial covenants. Nokia has not guaranteed any of the Networks borrowings and thus these are non-recourse to Nokia. All Nokia Solutions and Networks Finance B.V. borrowings above are guaranteed by Nokia Solutions and Networks Oy and/or Nokia Solutions and Networks B.V. In December 2011, Networks signed a forward starting term loan and revolving credit facilities agreement to replace its revolving credit facility that matured in June 2012.

In March 2013 Networks issued EUR 450 million of 6.75% Senior Notes due April 2018 and EUR 350 million of 7.125% Senior Notes due April 2020. The net proceeds, EUR 779 million, from the bond issuance were used to prepay EUR 600 million Bank term loan and EUR 50 million of the EUR EIB R&D loan in March 2013 and the remaining proceeds are to be used for general corporate purposes.

Of the Networks’ EUR Finnish Pension Loan, EUR EIB R&D Loan and EUR Nordic Investment Bank Loan EUR 44 million, EUR 50 million and EUR 16 million respectively are included in current maturities as of 31 March, 2014.

COMMITMENTS AND CONTINGENCIES, EUR million

Continuing business, (unaudited)

	31.03.2014	31.03.2013	31.12.2013
Collateral for own commitments
Assets pledged	35	38	38

Contingent liabilities on behalf of Group companies
Other guarantees	727	938	778

Contingent liabilities on behalf of associated companies
Financial guarantees on behalf of third parties	16	11	16

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	12	12	12
Other guarantees	175	95	103

Leasing obligations	517	986	550

Financing commitments
Customer finance commitments	17	27	25
Venture fund commitments	198	270	215

1 EUR = 1.39 USD

Basis of preparation

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with International Accounting Standard 34 (“IAS 34”).  The same accounting policies and methods of computation are followed in these interim financial statements as were followed in the consolidated financial statements of Nokia for 2013. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s new strategy; B) expectations, plans or benefits related to future performance of Nokia’s continuing businesses Networks, HERE and Technologies; C) expectations, plans or benefits related to changes in leadership and operational structure; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) the timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, cost savings and competitiveness as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction announced on September 3, 2013 where Nokia sold substantially all of Nokia’s Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”); K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our new strategy successfully and in a timely manner, and our ability to successfully adjust our operations; 2) our ability to sustain or improve the operational and financial performance of our continuing businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, establish a successful location-based platform and extend our location-based services across devices and operating systems; 8) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 9) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 10) our Networks business’ dependence on a limited number of customers and large, multi-year contracts; 11) our ability to retain, motivate, develop and recruit appropriately skilled employees; 12) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 13) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 14) potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable to us; 15) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 16) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 17) management of Networks’ customer financing exposure; 18) the performance of the parties we partner and collaborate with, and our ability to achieve successful collaboration or partnering arrangements; 19) our ability to protect the technologies, which we develop, license, use or intend to use from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 20) the impact of regulatory, political or other developments on our operations and sales in those various countries or regions where we do business; 21) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 22) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 23) the impact of unfavorable outcome of litigation, contract related disputes or allegations of health hazards associated with our business, as well as the risk factors specified in the most recent Nokia’s annual report on Form 20-F in under Item 3D. “Risk Factors”. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — April 29, 2014

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com

Investor Relations Europe, tel. +358 4080 34080

Investor Relations US, tel. +1 408 663 5685

Planned publication dates for interim reports in 2014

• report for Q2 2014 and January-June 2014: July 24, 2014

• report for Q3 2014 and January-September 2014: October 23, 2014

Publication of “Nokia in 2013” and Nokia Form 20-F 2013

Nokia plans to publish its “Nokia in 2013” annual report, which includes the audited financial statements and the Board’s annual review on April 30, 2014.

Nokia plans to file its annual report on Form 20-F for 2013 with the US Securities and Exchange Commission on April 30, 2014.

The annual reports will be available at http://company.nokia.com/financials, where you may also access our past quarterly and annual financial reports.

Nokia’s Annual General Meeting 2014

Nokia’s Annual General Meeting 2014 will be held on June 17, 2014.

STOCK EXCHANGE RELEASE

April 29, 2014

Nokia Board of Directors convenes Annual General Meeting 2014, Ordinary dividend of EUR 0.11 per share and special dividend of EUR 0.26 proposed for 2013

Nokia Corporation
Stock Exchange Release
April 29, 2014 at 8.30 am (CET +1)

Espoo, Finland - Nokia announced today that its Board of Directors has resolved to convene the Annual General Meeting on June 17, 2014 and that the Board and its Committees submit the below proposals to the Annual General Meeting.

•                  Proposal to pay an ordinary dividend of EUR 0.11 per share and a special dividend of EUR 0.26 per share

•                  Proposals on the Board composition and remuneration

•                  Proposals to authorize the Board to repurchase and issue shares

•                  Proposals on the re-election of the external auditor and auditor’s remuneration

Proposal on the payment of dividend

The Board proposes to the Annual General Meeting that an ordinary dividend of EUR 0.11 per share be paid for the fiscal year 2013. In addition the Board proposes that in line with the capital structure optimization program decided by the Board a special dividend of EUR 0.26 per share be paid. The ex-dividend date would be June 18, 2014, the record date June 23, 2014 and the payment date on or about

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July 3, 2014.

Proposals on Board composition and remuneration

Henning Kagermann and Helge Lund have informed that they will no longer be available for re-election to the Nokia Board of Directors after the Annual General Meeting. Mr. Kagermann has been a Nokia Board member since 2007 and Mr. Lund since 2011.

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of Board members be nine (9) and that the following current Nokia Board members be re-elected as members of the Nokia Board of Directors for a term ending at the Annual General Meeting in 2015: Bruce Brown, Elizabeth Doherty, Jouko Karvinen, Mårten Mickos, Elizabeth Nelson, Risto Siilasmaa and Kari Stadigh.

In addition, the Committee proposes that Vivek Badrinath, Deputy CEO of Accor, and Dennis Strigl, Retired CEO of Verizon Wireless and Author and Consultant, be elected as members of the Nokia Board of Directors for the same term.

Additional information about the Board member candidates will be available in the Committee proposal which will be published simultaneously with the notice of the Annual General Meeting.

The Corporate Governance and Nomination Committee will propose in the assembly meeting of the new Board of Directors after the Annual General Meeting on June 17, 2014 that Risto Siilasmaa be elected as Chairman of the Board and Jouko Karvinen as Vice Chairman of the Board, subject to their election to the Board of Directors.

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As to the Board remuneration, the Corporate Governance and Nomination Committee proposes that the annual fee payable to the Board members elected at the Annual General Meeting on June 17, 2014 for a term ending at the Annual General Meeting in 2015, remains at the same level as during the past six years as follows: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member; EUR 25 000 for the Chairman of the Audit Committee and the Chairman of the Personnel Committee as an additional annual fee; and EUR 10 000 for each member of the Audit Committee as an additional annual fee. Further, the Corporate Governance and Nomination Committee proposes that, in line with the Company’s Corporate Governance Guidelines, approximately 40% of the remuneration be paid in Nokia shares purchased from the market, or alternatively by using own shares held by the Company. The shares shall be retained until the end of the Board membership in line with the current Nokia policy (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes).

Proposal to authorize the Board to repurchase shares

In line with the capital optimization program announced today the Board proposes that the Annual General Meeting authorizes the Board to resolve to repurchase a maximum of 370 million Nokia shares. The proposed amount of shares represents less than 10% of all the shares of the Company. The shares may be repurchased under the proposed authorization in order to optimize the capital structure of the Company and are expected to be cancelled. In addition, shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, or to be transferred for other purposes.The shares may be repurchased in the open market, in privately negotiated transactions, through the use of derivative instruments, or through a tender offer made to all shareholders on equal terms. The authorization would be effective until December

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17, 2015 and terminate the current authorization granted by the Annual General Meeting on May 7, 2013. The Nokia Board plans to commence the repurchases following the publication of the Company’s interim report for the second quarter of 2014.

Proposal to authorize the Board to issue shares

The Board also proposes that the Annual General Meeting authorize the Board to resolve to issue a maximum of 740 million shares through issuance of shares or special rights entitling to shares in one or more issues. The Board proposes that it may issue either new shares or shares held by the Company. The Board proposes that the authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. The proposed authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance in deviation from the shareholders’ pre-emptive rights. The authorization would be effective until December 17, 2015 and terminate the current authorization granted by the Annual General Meeting on May 7, 2013. This is a change from Nokia’s previous practice in which the share issuance authorization was sought for the Board for a three-year period.

Proposals on election of external auditor and remuneration

In addition, the Board’s Audit Committee proposes to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the Company’s auditor, and that the auditor be reimbursed based on the invoice and in compliance with the purchase policy approved by the Audit Committee.

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The notice to the Annual General Meeting and the complete proposals by the Board and its Committees to the Annual General Meeting are scheduled to be published on Nokia’s website at www.company.nokia.com/agm on or about April 30, 2014.

FORWARD LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s new strategy; B) expectations, plans or benefits related to future performance of Nokia’s continuing businesses Networks, HERE and Technologies; C) expectations, plans or benefits related to changes in leadership and operational structure; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) the timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, cost savings and competitiveness as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction announced on September 3, 2013 where Nokia sold substantially all of Nokia’s Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”); K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our new strategy

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successfully and in a timely manner, and our ability to successfully adjust our operations; 2) our ability to sustain or improve the operational and financial performance of our continuing businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, establish a successful location-based platform and extend our location-based services across devices and operating systems; 8) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 9) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 10) our Networks business’ dependence on a limited number of customers and large, multi-year contracts; 11) our ability to retain, motivate, develop and recruit appropriately skilled employees; 12) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 13) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 14) potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable to us; 15) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible

6

cybersecurity breach; 16) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 17) management of Networks’ customer financing exposure; 18) the performance of the parties we partner and collaborate with, and our ability to achieve successful collaboration or partnering arrangements; 19) our ability to protect the technologies, which we develop, license, use or intend to use from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 20) the impact of regulatory, political or other developments on our operations and sales in those various countries or regions where we do business; 21) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 22) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 23) the impact of unfavorable outcome of litigation, contract related disputes or allegations of health hazards associated with our business, as well as the risk factors specified in the most recent Nokia’s annual report on Form 20-F in under Item 3D. “Risk Factors”. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Technologies. Each of these businesses is a

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leader in its respective field. http://company.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2014	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal